Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2019 and for the six-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 87, beginning on July 1, 2019

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 186,453,604 shares

Voting stock (direct and indirect equity interest): 37.34% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
IASB	International Accounting Standards Board
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
NFSA	Nuevas Fronteras S.A.
IAS	International Accounting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2019 and June 30, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	12.31.19	06.30.19
ASSETS
Non-current assets
Investment properties	8	171,214	294,925
Property, plant and equipment	9	47,537	47,632
Trading properties	10	4,336	6,915
Intangible assets	11	23,845	22,904
Right-of-use assets	12	15,374	-
Biological assets	13	1,502	1,589
Other assets		33	28
Investment in associates and joint ventures	7	64,288	39,501
Deferred income tax assets	22	623	681
Income tax and MPIT credits		52	239
Restricted assets	15	820	4,002
Trade and other receivables	16	20,908	19,130
Investment in financial assets	15	3,969	3,635
Financial assets held for sale	15	-	5,257
Derivative financial instruments	15	96	134
Total non-current assets		354,597	446,572
Current assets
Trading properties	10	1,923	461
Biological assets	13	4,528	3,341
Inventories	14	4,356	5,637
Restricted assets	15	5,615	5,512
Income tax and MPIT credits		450	491
Group of assets held for sale	32	36,488	10,122
Trade and other receivables	16	33,974	33,851
Investment in financial assets	15	31,394	39,733
Financial assets held for sale	15	7,337	14,672
Derivative financial instruments	15	239	142
Cash and cash equivalents	15	67,666	78,617
Total current assets		193,970	192,579
TOTAL ASSETS		548,567	639,151
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		14,951	21,163
Non-controlling interest		68,689	90,817
TOTAL SHAREHOLDERS' EQUITY		83,640	111,980
LIABILITIES
Non-current liabilities
Borrowings	21	267,417	349,857
Deferred income tax liabilities	22	38,374	50,348
Trade and other payables	18	2,094	2,491
Provisions	20	11,474	10,105
Employee benefits		182	166
Derivative financial instruments	15	89	1,293
Lease liabilities		12,303	-
Payroll and social security liabilities		199	174
Total non-current liabilities		332,132	414,434
Current liabilities
Trade and other payables	18	24,847	28,434
Borrowings	21	76,110	70,765
Provisions	20	2,086	2,180
Group of liabilities held for sale	32	19,726	7,163
Payroll and social security liabilities		3,919	3,347
Income tax and MPIT liabilities		581	615
Lease liabilities		4,622	-
Derivative financial instruments	15	904	233
Total Current liabilities		132,795	112,737
TOTAL LIABILITIES		464,927	527,171
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		548,567	639,151

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and six-month periods ended December 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.19	12.31.18	12.31.19	12.31.18
Revenues	23	55,158	47,795	27,352	25,233
Costs	24	(37,032)	(31,624)	(17,800)	(16,328)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		1,249	708	832	370
Changes in the net realizable value of agricultural products after harvest		422	52	(12)	(310)
Gross profit		19,797	16,931	10,372	8,965
Net gain from fair value adjustment of investment properties		3,623	(9,186)	(6,289)	(20,269)
Gain from disposal of farmlands		299	81	62	79
General and administrative expenses	25	(5,301)	(5,331)	(2,644)	(2,823)
Selling expenses	25	(7,065)	(6,042)	(3,770)	(3,076)
Other operating results, net	26	(2,402)	1,218	(2,656)	(130)
Management fees		-	-	-	413
Profit / (Loss) from operations		8,951	(2,329)	(4,925)	(16,841)
Share of loss of associates and joint ventures	7	(1,502)	(1,230)	(1,698)	(1,436)
Profit / (loss) before financial results and income tax		7,449	(3,559)	(6,623)	(18,277)
Finance income	27	558	765	262	442
Finance cost	27	(12,035)	(11,162)	(4,846)	(5,888)
Other financial results	27	(7,972)	(907)	5,745	5,296
Inflation adjustment	27	124	(181)	478	(341)
Financial results, net	27	(19,325)	(11,485)	1,639	(491)
Loss before income tax		(11,876)	(15,044)	(4,984)	(18,768)
Income tax	22	(3,090)	3,375	(867)	1,555
Loss for the period from continuing operations		(14,966)	(11,669)	(5,851)	(17,213)
Profit for the period from discontinued operations	33	16,639	3,042	(239)	2,577
Profit / (loss) for the period		1,673	(8,627)	(6,090)	(14,636)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		4,960	3,819	(6,005)	(13,090)
Change in the fair value of hedging instruments net of income taxes		(74)	43	(59)	50
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties		-	880	-	-
Actuarial loss from defined benefit plans		(102)	-	(45)	-
Other comprehensive income for the period from continuing operations		4,784	4,742	(6,109)	(13,040)
Other comprehensive income / (loss) for the period from discontinued operations		4,210	(2,081)	(51)	(10,215)
Total other comprehensive income for the period		8,994	2,661	(6,160)	(23,255)
Total comprehensive income / (loss) for the period		10,667	(5,966)	(12,250)	(37,891)
Total comprehensive loss from continuing operations		(10,182)	(6,927)	(11,960)	(30,253)
Total comprehensive income from discontinued operations		20,849	961	(290)	(7,638)
Total comprehensive income / (loss) from the period		10,667	(5,966)	(12,250)	(37,891)
Profit for the period attributable to:
Equity holders of the parent		(4,746)	(6,027)	(2,136)	(7,055)
Non-controlling interest		6,419	(2,600)	(3,954)	(7,581)
Loss from continuing operations attributable to:
Equity holders of the parent		(10,285)	(7,063)	(2,997)	(8,048)
Non-controlling interest		(4,681)	(4,606)	(2,854)	(9,165)
Total comprehensive income attributable to:
Equity holders of the parent		(5,459)	(5,258)	(3,527)	(11,583)
Non-controlling interest		16,126	(708)	(8,723)	(26,308)
Loss for the period per share attributable to equity holders of the parent:
Basic		(9.69)	(12.40)	(4.36)	(14.52)
Diluted		(9.69)	(12.40)	(4.36)	(14.52)
Loss per share from continuing operations attributable to equity holders of the parent:
Basic		(21.00)	(14.53)	(6.12)	(16.56)
Diluted		(21.00)	(14.53)	(6.12)	(16.56)

The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	8,555	9,324	81	327	4,560	32,075	(34,261)	21,163	90,817	111,980
Adjustments previous periods (IFRS 16 and IAS 28) (Note 2.2)	-	-	-	-	-	-	-	-	(637)	(637)	(1,142)	(1,779)
Adjusted balance as of June 30, 2019	486	16	8,555	9,324	81	327	4,560	32,075	(34,898)	20,526	89,675	110,201
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(4,746)	(4,746)	6,419	1,673
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(713)	-	(713)	9,707	8,994
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(713)	(4,746)	(5,459)	16,126	10,667
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	-	-	-	-	(129)	(129)
Treasury shares distribution	13	(13)	-	-	-	-	-	1,331	(1,331)	-	(195)	(195)
Issuance of shares	-	-	-	-	-	-	-	-	-	-	75	75
Reserve for share-based payments	-	-	-	-	-	-	-	(2)	-	(2)	-	(2)
Changes in non-controlling interest	-	-	-	-	-	-	-	(126)	-	(126)	2,444	2,318
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	(1,387)	(1,387)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(38,099)	(38,099)
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	12	12	156	168
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	23	23
Loss absorption	-	-	-	-	-	-	(3,882)	(30,808)	34,690	-	-	-
Balance as of December 31, 2019	499	3	8,555	9,324	81	327	678	1,757	(6,273)	14,951	68,689	83,640

(i)    Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended December 31, 2019 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2019	(1,465)	(2,443)	145	4,005	423	30,808	507	8	87	32,075
Other comprehensive loss for the period	-	-	-	(624)	-	-	(89)	-	-	(713)
Total comprehensive loss for the period	-	-	-	(624)	-	-	(89)	-	-	(713)
Treasury shares distribution	1,331	-	-	-	-	-	-	-	-	1,331
Reserve for share-based payments	-	-	-	-	-	-	-	(2)	-	(2)
Changes in non-controlling interest	-	(126)	-	-	-	-	-	-	-	(126)
Loss absorption	-	-	-	-	-	(30,808)	-	-	-	(30,808)
Balance as of December 31, 2019	(134)	(2,569)	145	3,381	423	-	418	6	87	1,757

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	8,555	9,324	81	327	4,559	5,395	18,130	46,873	108,469	155,342
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(186)	(186)	(107)	(293)
Adjusted balance as of June 30, 2018	482	20	8,555	9,324	81	327	4,559	5,395	17,944	46,687	108,362	155,049
Loss for the period	-	-	-	-	-	-	-	-	(6,027)	(6,027)	(2,600)	(8,627)
Other comprehensive income for the period	-	-	-	-	-	-	-	769	-	769	1,892	2,661
Total comprehensive loss for the period	-	-	-	-	-	-	-	769	(6,027)	(5,258)	(708)	(5,966)
Results distribution	-	-	-	-	-	-	-	28,638	(28,638)	-	-	-
Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(32)	32	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6	37	43
Acquisition of treasury stock	(6)	6	-	-	-	-	-	(435)	-	(435)	-	(435)
Changes in non-controlling interest	-	-	-	-	-	-	-	(153)	-	(153)	(515)	(668)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,514)	(1,514)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(14)	(14)
Balance as of December 31, 2018	497	5	8,555	9,324	81	327	4,559	34,188	(16,689)	40,847	105,639	146,486

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended December 31, 2018 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(1,687)	(1,827)	172	4,805	412	3,475	(43)	11	77	5,395
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	-	-
Adjusted balance as of June 30, 2018	(1,687)	(1,827)	172	4,805	412	3,475	(43)	11	77	5,395
Profit for the period	-	-	-	-	-	-	-	-	-	-
Other comprehensive income for the period	-	-	513	256	-	-	-	-	-	769
Total comprehensive profit for the period	-	-	513	256	-	-	-	-	-	769
Results distribution	-	-	-	-	-	28,638	-	-	-	28,638
Treasury shares distribution	1,304	-	-	-	-	(1,304)	-	-	-	-
Reversal by sale of investment properties	-	-	(32)	-	-	-	-	-	-	(32)
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6
Acquisition of treasury stock	(435)	-	-	-	-	-	-	-	-	(435)
Changes in non-controlling interest	-	(153)	-	-	-	-	-	-	-	(153)
Balance as of December 31, 2018	(818)	(1,980)	653	5,061	412	30,809	(43)	17	77	34,188
The accompanying notes are an integral part of these Financial Statements.
PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2019 and 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	12.31.18
Operating activities:
Net cash generated from operating activities before income tax paid	17	17,706	5,473
Income tax paid		(346)	(327)
Net cash generated from continuing operating activities		17,360	5,146
Net cash generated from discontinued operating activities		2,105	2,931
Net cash generated from operating activities		19,465	8,077
Investing activities:
Acquisition of participation in associates and joint ventures		(653)	(18)
Decrease in cash due to deconsolidation of subsidiaries		-	(9)
Capital contributions to associates and joint ventures		(251)	(34)
Proceeds from sales of intangible assets		25	-
Payment for non-controlling interest acquisition		-	(349)
Acquisition and improvement of investment properties		(1,404)	(2,009)
Proceeds from sales of investment properties		9,018	310
Acquisitions and improvements of property, plant and equipment		(2,709)	(3,034)
Financial advances		(20)	(31)
Acquisition of intangible assets		(1,717)	(1,635)
Proceeds from sales of property, plant and equipment		2,908	20
Net increase of restricted deposits		-	(636)
Dividends collected from associates and joint ventures		453	260
Proceeds from sales of interest held in associates and joint ventures		43	7,288
Proceeds from loans granted		27	104
Acquisitions of investments in financial assets		(10,924)	(29,540)
Proceeds from disposal of investments in financial assets		14,661	35,290
Interest charged on financial assets		554	-
Dividends received from financial assets		79	31
Acquisition of subsidiaries, net of funds acquired		(71)	(60)
Loans granted to related parties		(202)	35
Loans granted		(3,195)	-
Increase in securities		4,477	-
Net cash generated from continuing investing activities		11,099	5,983
Net cash generated from (used in) discontinued investing activities		2,485	(6,276)
Net cash generated from (used in) investing activities		13,584	(293)
Financing activities:
Borrowings and issuance of non-convertible notes		13,790	29,306
Payment of borrowings and non-convertible notes		(35,739)	(21,538)
(Payment) Obtaining of short term loans, net		(106)	1,578
Interest paid		(8,671)	(7,861)
Repurchase of own shares		-	(435)
Repurchase of non-convertible notes		(11,961)	(3,019)
Capital contributions from non-controlling interest in subsidiaries		-	144
Acquisition of non-controlling interest in subsidiaries		(252)	(1,720)
Charge for issuance of shares and other equity instruments		2,417	-
Proceeds from sales of non-controlling interest in subsidiaries		-	8
Loans received from associates and joint ventures, net		80	80
Payment of borrowings to related parties		-	(2)
Dividends paid		(1,173)	840
Dividends paid to non-controlling interest in subsidiaries		(203)	(459)
Proceeds from derivative financial instruments, net		(1,502)	223
Payment of seller financing		-	(3)
Net cash used in continuing financing activities		(43,320)	(2,858)
Net cash (used in) generated from discontinued financing activities		(4,766)	6,844
Net cash (used in) generated from financing activities		(48,086)	3,986
Net (Decrease) Increase in cash and cash equivalents from continuing activities		(14,861)	8,271
Net (Decrease) Increase in cash and cash equivalents from discontinued activities		(176)	3,499
Net (Decrease) Increase in cash and cash equivalents		(15,037)	11,770
Cash and cash equivalents at beginning of the period	15	78,617	75,652
Cash and cash equivalents reclassified to held for sale		(522)	(974)
Foreign exchange gain on cash and changes in fair value of cash equivalents		4,608	(2,408)
Cash and cash equivalents at the end of the period		67,666	84,040

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on February 10, 2020.

As of December 31, 2019, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

(i)
See Note 4 to the Annual Financial Statements for more information about the Operations Center in Israel.

Operations Center in Israel

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, it should be considered that certain bondholders have hired representative and legal advisors, over the last months to evaluate potential courses of actions including procedures for declaring IDBD’s insolvency.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Besides IDBD’s financial situation, its negative equity, negative operating cash flows and low credit rating of its debentures which resulted in its bondholders hiring representative and legal advisors to evaluate a potential procedure for declaring the insolvency of IDBD, the cash flow forecast for the next 24 months presented to the Board of Directors includes the current price of Clal’s shares and its implications in the swap transactions deposits (see note 31) and considers the assumption that IDBD will receive, inter alia, proceeds from the sale of private investments which are directly owned by IDBD, while the implementation of these plans does not depend entirely on factors under its control.

Additionally, IRSA’s Board of Directors has approved a commitment with Dolphin to make capital contributions in Dolphin for up to NIS 210 (approximately Ps. 3,360 as of the date of these financial statements), described in Note 1 to the Annual Financial Statements.

In preparation for its 2019 annual financial statements, IDBD is currently evaluating its financial position, including, among others, its updated cash flow projection and its net assets value. At this stage, IDBD did not finalize its assessment.

The commitments and other restrictions that result from IDBD and DIC’s indebtedness do not have effect over IRSA since such indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets, except for the commitment to make contributions to Dolphin as mentioned above.

Considering the above, as of December 31, 2019, the financial risk of IRSA with respect to the Operations Center in Israel is limited to the abovementioned commitments and the equity risk, as a result of the pledges granted over DIC shares to certain bondholders of IDBD, is limited to the value of IRSA’s net assets in the Operation Center in Israel, which amounted to NIS 588 (Ps. 9,737) as of December 31, 2019.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2019 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six months ended December 31, 2019 and 2018 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximates or exceed 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below presents the index for the period ended December 31, 2019, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	Quarter ended September 30, 2019	Quarter ended December 31, 2019	As of December 31, 2019 (accumulated six months)
Price variation	13%	12%	25%

As a consequence of the aforementioned, these financial statements as of December 31, 2019 were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adapted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated

The main changes were the following:

●  IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to substantially obtain all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.
The standard allows to exclude short-term contracts (under 12 months) and those in which the underlying asset has low value.

●  Amendment to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the interest in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 for the first implementation of IFRS 16 and IAS 28 is the following:

	IFRS 16 impact	IAS 28 impact	Adjusted statement of financial position
ASSETS
Non-current assets
Investment properties	375	-	375
Right-of-use assets	14,380	-	14,380
Investments in associates and joint ventures	-	(1,787)	(1,787)
Trade and other receivables	106	-	106
Total non-current assets	14,861	(1,787)	13,074

Income tax and MPIT credit	15	-	15
Group of assets held for sale	(150)	-	(150)
Trade and other receivables	2,748	-	2,748
Total current assets	2,613	-	2,613
TOTAL ASSETS	17,474	(1,787)	15,687
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	5	(642)	(637)
Non-controlling interest	3	(1,145)	(1,142)
TOTAL SHAREHOLDERS’ EQUITY	8	(1,787)	(1,779)
LIABILITIES
Non-current liabilities
Lease liabilities	10,759	-	10,759
Total non-current liabilities	10,759	-	10,759
Current liabilities
Lease liabilities	4,028	-	4,028
Trade and other payables	(81)	-	(81)
Group of liabilities held for sale	2,760	-	2,760
Total current liabilities	6,707	-	6,707
TOTAL LIABILITIES	17,466	-	17,466
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	17,474	(1,787)	15,687

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.3
Comparability of information

Balance items as of June 30, 2019 and December 31, 2018 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Gav-Yam. See note 4.(l) to Annual Financial Statements.

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

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C.P.C.E.C.A.B.A. T° 1 F

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2019 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2019, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Alto Taquarí

On October 29, 2019, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 85 hectares (65 arable hectares) of Alto Taquari Farm, located in in Alto Taquari, Mato Grosso state. The total amount of the sale is Ps. 83. The buyer made the initial payment of 14,300 soybean bags, totaling Ps. 16. The remaining balance will be paid in four annual installments. The result of the transaction was recognized for Ps. 61.

Sale of Jatobá

On July 2019, the Group through its subsidiary Brasilagro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 arable hectares) of Jatobá Farm, located in Jaborandi, Bahia state. The total amount of the sale is 302 soybean bags per arable hectare equivalent to Ps. 347. The buyer already made an initial payment of Ps. 40. The remaining balance will be paid in six annual installments. The result of the transaction was recognized for Ps. 238.

Urban properties and investments business

Operations Center Argentina

Condor merger agreement

On July 19, 2019, Condor signed an agreement and merger plan with a company not related to the Group. The agreement set that each ordinary share, whose nominal value is US$ 0.01 per share will be canceled before the merger and will be replaced by the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Series E convertible share will be automatically canceled, and shareholders will become entitled to receive a cash amount equal to US$ 10.00 per share.

It is estimated that the operation will be completed before February 29, 2020. At the date of issuance of these financial statements, the Group held 2,197,023 ordinary shares and 325,752 Series E shares.

TGLT – Recapitalization agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. Through the recapitalization agreement TGLT committed to: (i) make a public offering to subscribe Class A preferred shares at a subscription price of US$1.00 per TGLT share; (ii) make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each US$1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares is completed and (b) a minimum number of option holders have exercised that option at a subscription price of US$1.00 per Class C preferred share (or its equivalent in pesos).

Finally, supporting the recapitalization plan, IRSA CP signed a subscription commitment with TGLT for Class A preferred shares under the Class A Public Offering to make a contribution in kind of shares of the company La Maltería S.A., 100% of its ownership, for an amount of up to US$ 24 million and promised to exchange its convertible notes into Class B preferred shares.

In turn, on November 22, 2019, TGLT held a meeting with bondholders of convertible notes in order to consider the amendment to different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement, IRSA CP approved the amendments.

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent from the bondholders of convertible notes of TGLT, on December 11, 2019, the Company concluded the process scheduled in the recapitalization agreement and related documents through the subscription of Class A preferred shares, integrating them in kind through the contribution of the shares of the company La Maltería S.A., 100% of their ownership and, moreover, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred class B shares.

Operations Center Israel

Sale of Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of its equity interest in Gav-Yam's through private agreements. After this transaction, the holding of PBC in Gav-Yam changed from 51.7% to 40.0%. The consideration received for said sale was NIS 456 (approximately $ 6,118 restated as of the date of these financial statements).

Additionally, on September 1, 2019, PBC sold approximately an additional 5.14% of Gav-Yam, therefore the stake of PBC in Gav-Yam went from 40.0% to 34.9%. as a consequence of the aforementioned sales, PBC has lost the right to nominate the majority of the members of the Board of Directors, and to appoint or remove the key members of management. Consequently, PBC has lost control of Gav-Yam and has deconsolidated such investment since that date.

Below is a detail of the sale:

09.30.2019
Cash received	12,555
Remeasurement of the fair value of the remaining investment	28,315
Total	40,870
Net assets written off including goodwill	(24,596)
Gain from sale of subsidiary, net of taxes (*)	16,247
(*) These results are presented within discontinued operations, in the line “Other operating results, net”.

Below is a detail of the net assets deconsolidated:

09.30.2019
Investment properties	138,688
Property, plant and equipment	934
Intangible assets	2,992
Right-of-use assets	37
Investments in associates and joint ventures	3,870
Restricted assets	333
Trade and other receivables	1,019
Investments in financial assets	11,759
Trading properties	136
Income tax credit	167
Cash and cash equivalents	9,352
TOTAL ASSETS	169,287
Borrowings	88,224
Lease liabilities	37
Deferred income tax liabilities	16,124
Trade and other payables	2,111
Employee benefits	19
Salaries and social security liabilities	56
Income tax and MPIT liabilities	111
TOTAL LIABILITIES	106,682
Non-controlling interest	38,009
Net assets written off including goodwill	24,596

Agreement for sale of a plot of land in the US

As mentioned in Note 4. D of the Operations Center in Israel, the agreement for the sale of the land attached to the Tivoli project has been breached and terminated. In July 2019, the Group signed a new agreement for the sale of the aforementioned land, for a total amount of US$ 18 million. At this stage, there is no certainty that the sale transaction will be completed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD financing agreement

On August 31, 2019, IDBD’s Board of Directors gave its approval to accept a commitment by Dolphin to make a capital contribution ("the Commitment"), whose main points are the following:

Dolphin irrevocably undertook the commitment to make capital contributions to IDBD for a total amount of NIS 210 in three equal annual payments (NIS 70 each) on September 2, in each of the years 2019-2021 ("Payments" and "payment dates", respectively). The aforementioned payments will be made in exchange for the company’s shares or as a subordinated loan in similar terms to the subordinated loan that Dolphin advanced in the past to IDBD. On September 2, 2019, the first payment for NIS 70 million was made.

IRSA committed unilaterally and irrevocably to transfer to Dolphin the amounts it needs to comply with the Commitment ("IRSA Commitment"). If Dolphin does not make the capital contributions in accordance with the Commitment, then Dolphin's rights in accordance with the IRSA Commitment will be automatically assigned to IDBD, and IDBD will have the right to act to carry out the IRSA Commitment.

The Commitment will automatically expire in each of the following cases: (a) if motions are filed to decree insolvency against IDBD (whether voluntarily or involuntarily filed) in the courts of Israel and they are valid in any of the Payment Dates, in which case the corresponding Payment Date will be postponed for a period of 90 days and the corresponding payment will be transferred to IDBD only if the procedures are canceled during the mentioned period of 90 days. If the procedures for declaring insolvency are not canceled within 90 days as mentioned above, the entire commitment will expire; (b) if an insolvency decree is given as set forth in section 3 of the Israel Insolvency and Economic Recovery Act, 5778-2018; and (c) a trustee, fiduciary, special manager or any officer of this type (temporary or permanent) is appointed in IDBD, or the court will issue a similar order (with respect to the insolvency of IDBD).

Advance payment of Ispro debentures

In August 2019, the Audit Committee and Ispro Board approved the full advance payment of the debentures (Series B), which were quoted in the TASE, the total amount was NIS 131. The early repayment of these debentures will make Ispro an unlisted company for the TASE.

Sale of Clal shares

On August 28, 2019, the second buyer of the transaction described in Note 4.A. notified the decision to exercise the option for the remaining 3% at a price of NIS 50 per share for a total of NIS 83 million. These shares were delivered through a swap contract.

On September 3, 2019, IDB concluded an agreement for the sale of an additional 6% of Clal shares, of which 1% would be collected in cash (approximately NIS 29) and the remaining 5% through the receipt of IDBD’s own debentures for a nominal value of approximately NIS 190 million. The agreed price of Clal share was NIS 52.5 and the discount value applied to the IDBD debentures was between 25% - 21% discount with respect to the nominal value.

As mentioned in Note 4.A. to the annual financial statements, IDBD was looking for different ways of financing the purchase of Clal's to the third buyer. On October 27, 2019, IDBD signed an agreement with a financial entity which offered to buy all rights and obligations related to the financing of said purchase.

On November 7, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold was subject to a swap transaction between IDBD and a financial entity, that ended with the Company's notice to that entity.

On December 16, Clal made a public capital increase of 12,066,000 shares at a price of NIS/share 53.87 in which IDBD did not take part.

Additionally, on the same date, IDBD sold 200,000 shares of Clal at a price of NIS/share 53.95, representative of 0.3% of the new share capital.

On December 18, IDBD sold 617,017 shares of Clal at a price of NIS/share 53.77, representative of 0.9% of the share capital.

Additionally, during December 2019, a swap transaction, which IDBD had agreed for 2.771.309 shares, expired. The price per share was of NIS 52.25.

As a result of said transaction, as of December 31, 2019, IDBD’s equity interest in Clal Insurance Enterprises was 8.5% and it owned an additional 8.2% through swap transactions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Capital Increase in Cellcom

On December 5, 2019, Cellcom made a tender offer for the issuance of shares, of which DIC participated and acquired 50% of the issuance. The amount received for the shares was of NIS 307 (approximately Ps. 5,320 as of that date) and Cellcom issued a total amount of 30,600,000 ordinary shares, 7,038,000 share options (Series 3) and 6,426,000 share options (Series 4) for an amount of NIS 1.021 per unit (each unit will consist of 100 ordinary shares, 23 share options Series 3 and 21 share options Series 4).

After this transaction, DIC holds 46.2% of the issued capital and approximately 48.5% of the voting rights of Cellcom (directly and over agreements with other shareholders of Cellcom).

PBC distribution of dividends in kind

On December 10, 2019 PBC distributed all its interest in Mehadrin as a dividend in kind. As a result DIC holds a direct interest in Mehadrin of 31.4%. As of December 2019, Mehadrin is classified as an associate.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2019 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments, except as mentioned in Note 34.

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As described in Note 4.(l) to the Annual Financial Statements, the Group lost control of Gav-Yam as of June 30, 2019 and has reclassified its results to discontinued operations. Segment information for the period ended December 31, 2018 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended December 31, 2019 and 2018:

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended December 31, 2019:

	12.31.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	12,821	6,531	34,767	41,298	54,119	(40)	1,540	(461)	55,158
Costs	(10,841)	(1,378)	(23,498)	(24,876)	(35,717)	21	(1,611)	275	(37,032)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,104	-	-	-	1,104	-	-	145	1,249
Changes in the net realizable value of agricultural products after harvest	422	-	-	-	422	-	-	-	422
Gross profit	3,506	5,153	11,269	16,422	19,928	(19)	(71)	(41)	19,797
Gain from disposal of farmlands	299	-	-	-	299	-	-	-	299
Net gain / (loss) from fair value adjustment of investment properties	12	4,028	(164)	3,864	3,876	(253)	-	-	3,623
General and administrative expenses	(671)	(1,133)	(3,528)	(4,661)	(5,332)	7	-	24	(5,301)
Selling expenses	(1,291)	(536)	(5,229)	(5,765)	(7,056)	4	(25)	12	(7,065)
Other operating results, net	149	(42)	(2,594)	(2,636)	(2,487)	14	71	-	(2,402)
Profit / (Loss) from operations	2,004	7,470	(246)	7,224	9,228	(247)	(25)	(5)	8,951
Share profit / (loss) of associates and joint ventures	155	(1,289)	(563)	(1,852)	(1,697)	181	-	14	(1,502)
Segment profit / (loss)	2,159	6,181	(809)	5,372	7,531	(66)	(25)	9	7,449

Reportable assets	32,115	102,248	374,349	476,597	508,712	(579)	-	40,434	548,567
Reportable liabilities	-	-	(331,885)	(331,885)	(331,885)	-	-	(133,042)	(464,927)
Net reportable assets	32,115	102,248	42,464	144,712	176,827	(579)	-	(92,608)	83,640

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended December 31, 2018:

	12.31.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	8,403	7,100	30,920	38,020	46,423	(45)	1,754	(337)	47,795
Costs	(6,978)	(1,235)	(21,744)	(22,979)	(29,957)	28	(1,832)	137	(31,624)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	527	-	-	-	527	-	-	181	708
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52	-	-	-	52
Gross profit	2,004	5,865	9,176	15,041	17,045	(17)	(78)	(19)	16,931
Net (loss) / profit from fair value adjustment of investment properties	(34)	(9,641)	487	(9,154)	(9,188)	2	-	-	(9,186)
Gain from disposal of farmlands	81	-	-	-	81	-	-	-	81
General and administrative expenses	(616)	(1,311)	(3,430)	(4,741)	(5,357)	11	-	15	(5,331)
Selling expenses	(749)	(501)	(4,797)	(5,298)	(6,047)	2	-	3	(6,042)
Other operating results, net	323	(308)	966	658	981	161	78	(2)	1,218
Profit / (Loss) from operations	1,009	(5,896)	2,402	(3,494)	(2,485)	159	-	(3)	(2,329)
Share loss of associates and joint ventures	(20)	(396)	(622)	(1,018)	(1,038)	(192)	-	-	(1,230)
Segment profit / (loss)	989	(6,292)	1,780	(4,512)	(3,523)	(33)	-	(3)	(3,559)

Reportable assets	30,216	126,938	503,648	630,586	660,802	(652)	-	39,564	699,714
Reportable liabilities	-	-	(432,060)	(432,060)	(432,060)	-	-	(121,166)	(553,226)
Net reportable assets	30,216	126,938	71,588	198,526	228,742	(652)	-	(81,602)	146,488

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (71) and Ps. (78) corresponding to Expenses and FPC as of December 31, 2019 and 2018, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 8,913 as of December 31, 2019.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	8,347	-	-	4,474	12,821
Costs	(7,102)	(12)	-	(3,727)	(10,841)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,085	-	-	19	1,104
Changes in the net realizable value of agricultural products after harvest	422	-	-	-	422
Gross profit / (loss)	2,752	(12)	-	766	3,506
Gain from disposal of farmlands	-	299	-	-	299
Net gain from fair value adjustment of investment properties	-	12	-	-	12
General and administrative expenses	(434)	(1)	(101)	(135)	(671)
Selling expenses	(913)	-	-	(378)	(1,291)
Other operating results, net	109	(49)	-	89	149
Profit / (loss) from operations	1,514	249	(101)	342	2,004
Share of profit of associates and joint ventures	28	-	-	127	155
Segment profit / (loss)	1,542	249	(101)	469	2,159

Investment properties	2,377	-	-	-	2,377
Property, plant and equipment	19,117	157	-	653	19,927
Investments in associates	350	-	-	330	680
Other reportable assets	6,965	-	-	2,166	9,131
Reportable assets	28,809	157	-	3,149	32,115

	12.31.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	4,739	-	-	3,664	8,403
Costs	(4,057)	(15)	-	(2,906)	(6,978)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	551	-	-	(24)	527
Changes in the net realizable value of agricultural products after harvest	52	-	-	-	52
Gross profit / (loss)	1,285	(15)	-	734	2,004
Net gain from fair value adjustment of investment properties	-	(34)	-	-	(34)
Gain from disposal of farmlands	-	81	-	-	81
General and administrative expenses	(381)	(2)	(109)	(124)	(616)
Selling expenses	(441)	(2)	-	(306)	(749)
Other operating results, net	255	43	-	25	323
Profit / (loss) from operations	718	71	(109)	329	1,009
Share of loss of associates and joint ventures	(2)	-	-	(18)	(20)
Segment profit / (loss)	716	71	(109)	311	989

Investment properties	2,071	-	-	-	2,071
Property, plant and equipment	18,545	64	-	638	19,247
Investments in associates	292	-	-	58	350
Other reportable assets	6,963	-	-	1,585	8,548
Reportable assets	27,871	64	-	2,281	30,216

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	12.31.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,644	1,095	460	1,268	5	-	59	6,531
Costs	(287)	(64)	(273)	(706)	(5)	-	(43)	(1,378)
Gross profit	3,357	1,031	187	562	-	-	16	5,153
Net (loss) / profit from fair value adjustment of investment properties	(1,876)	3,213	2,544	-	-	-	147	4,028
General and administrative expenses	(440)	(115)	(108)	(177)	(60)	(177)	(56)	(1,133)
Selling expenses	(254)	(43)	(98)	(135)	-	-	(6)	(536)
Other operating results, net	(85)	(24)	(3)	(9)	(1)	-	80	(42)
Profit / (Loss) from operations	702	4,062	2,522	241	(61)	(177)	181	7,470
Share of profit / (loss) of associates and joint ventures	-	-	-	-	(381)	-	(908)	(1,289)
Segment profit / (loss)	702	4,062	2,522	241	(442)	(177)	(727)	6,181

Investment and trading properties	42,867	30,029	25,868	-	89	-	1,082	99,935
Property, plant and equipment	208	921	-	1,736	179	-	-	3,044
Investment in associates and joint ventures	-	-	456	-	(7,530)	-	5,315	(1,759)
Other reportable assets	97	107	719	26	-	-	79	1,028
Reportable assets	43,172	31,057	27,043	1,762	(7,262)	-	6,476	102,248

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For the six-month period ended December 31, 2019, the net gain from fair value adjustments of shopping malls was Ps. 4,141 million. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
positive result of Ps.19,638.8 million as a consequence of an increase in the projected inflation rate plus GDP, with the resulting increase in the cash flow of shopping malls revenues;
(b)
negative result of Ps.21,592.6 million due to the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow;
(c)
an increase of 72 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of Ps.2,244.0 million.
(d)
positive impact of Ps.11,560.7 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(e)
additional effect due to the suspension of the income tax rate applicable to companies for one year, which resulted in a reduction in the value of shopping centers of Ps. 209.0 million

The value of our office buildings and other rental properties measured in real terms increased by 12.0% during the six-month period ended as of December 31, 2019, due to a devaluation of the peso which exceeded the period's inflation rate.

Additionally, due to the impact of the inflation adjustment, part of the gain from fair value adjustments was reclassified due to exposure to changes in the purchasing power of the currency.

	12.31.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	4,209	838	514	1,454	8	-	77	7,100
Costs	(318)	(45)	(68)	(719)	(3)	-	(82)	(1,235)
Gross profit / (loss)	3,891	793	446	735	5	-	(5)	5,865
Net (loss) / profit from fair value adjustment of investment properties	(13,664)	3,796	197	-	3	-	27	(9,641)
General and administrative expenses	(454)	(104)	(94)	(227)	(54)	(326)	(52)	(1,311)
Selling expenses	(269)	(52)	(20)	(152)	-	-	(8)	(501)
Other operating results, net	32	(15)	(186)	40	3	-	(182)	(308)
(Loss) / Profit from operations	(10,464)	4,418	343	396	(43)	(326)	(220)	(5,896)
Share of profit of associates and joint ventures	-	-	(21)	-	(299)	-	(76)	(396)
Segment (loss) / profit	(10,464)	4,418	322	396	(342)	(326)	(296)	(6,292)

Investment and trading properties	66,040	30,346	23,328	-	92	-	291	120,097
Property, plant and equipment	178	100	-	1,841	174	-	801	3,094
Investment in associates and joint ventures	2	-	375	-	(3,840)	-	6,682	3,219
Other reportable assets	50	53	163	21	-	-	241	528
Reportable assets	66,270	30,499	23,866	1,862	(3,574)	-	8,015	126,938

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	12.31.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,277	-	27,595	-	-	895	34,767
Costs	(3,364)	-	(19,885)	-	-	(249)	(23,498)
Gross profit / (loss)	2,913	-	7,710	-	-	646	11,269
Net loss from fair value adjustment of investment properties	(164)	-	-	-	-	-	(164)
General and administrative expenses	(378)	-	(2,297)	-	(440)	(413)	(3,528)
Selling expenses	(117)	-	(4,924)	-	-	(188)	(5,229)
Other operating results, net	(1,644)	-	(657)	-	(58)	(235)	(2,594)
Profit / (Loss) from operations	610	-	(168)	-	(498)	(190)	(246)
Share of loss of associates and joint ventures	(404)	-	(89)	-	-	(70)	(563)
Segment profit / (loss)	206	-	(257)	-	(498)	(260)	(809)

Reportable assets	133,810	22,442	115,160	7,337	29,114	66,486	374,349
Reportable liabilities	(123,193)	-	(89,968)	-	(98,434)	(20,290)	(331,885)
Net reportable assets	10,617	22,442	25,192	7,337	(69,320)	46,196	42,464

	12.31.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,153	-	24,018	-	-	749	30,920
Costs	(3,857)	-	(17,488)	-	-	(399)	(21,744)
Gross profit	2,296	-	6,530	-	-	350	9,176
Net gain from fair value adjustment of investment properties	487	-	-	-	-	-	487
General and administrative expenses	(281)	-	(2,114)	-	(422)	(613)	(3,430)
Selling expenses	(103)	-	(4,554)	-	-	(140)	(4,797)
Other operating results, net	-	-	181	-	413	372	966
Profit / (Loss) from operations	2,399	-	43	-	(9)	(31)	2,402
Share of (loss) / profit of associates and joint ventures	(470)	252	-	-	-	(404)	(622)
Segment profit / (loss)	1,929	252	43	-	(9)	(435)	1,780

Reportable assets	271,236	21,126	103,239	24,773	54,408	28,866	503,648
Reportable liabilities	(210,798)	-	(80,053)	-	(126,264)	(14,945)	(432,060)
Net reportable assets	60,438	21,126	23,186	24,773	(71,856)	13,921	71,588

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	12.31.19	06.30.19
Beginning of the period / year	31,879	46,428
Adjustments of previous years (IFRS 9 and IAS 28)	(1,787)	(135)
Issuance of capital and contributions	312	143
Capital reduction	(29)	(591)
Increase of interest in associates and joint ventures	2,569	614
Share of profit / (loss)	(1,462)	(6,265)
Other comprehensive income	148	-
Currency translation adjustment	(461)	(377)
Dividends (i)	(89)	(1,526)
Sale of associates	-	(6,319)
Deconsolidation	24,445	-
Reclassification to held-for-sale	(159)	-
Others	9	(93)
End of the period / year (ii)	55,375	31,879

(i)
See Note 28.
(ii)
As of December 31, 2019, and June 30, 2019 includes Ps. (8,913) and (7,662) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 20)

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	12.31.19	06.30.19	12.31.19	06.30.19	12.31.19	12.31.18
Associates
New Lipstick (1)	49.96%	49.96%	(8,912)	(7,622)	(368)	(455)
BHSA	29.91%	29.91%	2,927	3,918	(993)	(121)
Condor	18.89%	18.89%	1,331	1,225	(13)	79
PBEL	45.00%	45.40%	-	1,743	-	(2)
Shufersal	26.02%	26.02%	22,442	20,260	1,952	439
Mehadrin	31.40%	45.41%	4,174	4,265	(58)	(606)
Gav-Yam	34.90%	N/A	25,457	N/A	163	N/A
TGLT S.A. (2)	30.50%	N/A	1,915	N/A	-	N/A
Other associates	-	-	699	3,311	122	(324)

Joint ventures
Quality	50.00%	50.00%	1,857	1,646	185	32
La Rural S.A.	50.00%	50.00%	184	89	94	26
Cresca S.A.	50.00%	50.00%	-	18	(1)	-
Other joint ventures	-	-	3,301	3,026	(3,006)	(177)
Total associates and joint ventures			55,375	31,879	(1,923)	(1,109)

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
Associates
New Lipstick (1)	U.S.	Real estate	N/A	N/A	(*) (8)	(*) (217)
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) 3,321	(***) 9,407
Condor	U.S.	Hotel	2,245,100	N/A	(*) (2)	(*) 92
PBEL	India	Real estate	450	(**) 1	(**) 144	(**) 3,254
Shufersal	Israel	Retail	79,282,087	(**) 242	(**)242	(**) 1,795
Mehadrin	Israel	Agricultural	N/A	N/A	-	12,276
Gav-Yam	Israel	Real estate	N/A	N/A	(**) 149	(**) 3,254
TGLT S.A. (2)	Argentina	Real estate	1,509,889	80	-	(3,237)

Joint ventures
Quality	Argentina	Real estate	120,827,022	326	369	3,659
La Rural S.A.	Argentina	Organization of events	714,498	1	199	289

(1)
On March 4th 2019, Metropolitan a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, for an amount of USD 11 plus a contingent amount over the option price on part of the parcel of the land where the Lipstick building is built. The debt is due on April 30, 2021.
(2)
Additionally, 21,600,000 preferred class A shares and 24,948,798 preferred class B shares were subscribed, subject to conversion. As of the date of issuance of these financial statements, these preferred shares have not yet been converted.
(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-monthlag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of December 31, 2019 according to BCRA's standards.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 12.31.19	Total as of 06.30.19
Fair value at the beginning of the period / year	2,319	257,367	25,096	9,957	186	294,925	320,155
Adjustments of previous years (IFRS 15)	-	375	-	-	-	375	-
Additions	-	577	1	1,556	1	2,135	10,221
Capitalized finance costs	-	-	-	-	-	-	205
Capitalized leasing costs	-	13	-	-	-	13	14
Amortization of capitalized leasing costs (i)	-	(9)	-	-	-	(9)	(12)
Transfers	(133)	(19,719)	(680)	(553)	-	(21,085)	1,746
Deconsolidation	-	(127,270)	(7,213)	(4,205)	-	(138,688)	-
Disposals	-	(9,494)	(343)	-	-	(9,837)	(5,104)
Currency translation adjustment	179	37,017	1,476	1,090	-	39,762	(2,589)
Net gain from fair value adjustment	12	1,260	2,070	228	53	3,623	(29,711)
Fair value at the end of the period / year	2,377	140,117	20,407	8,073	240	171,214	294,925

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 25).

The following amounts have been recognized in the Statements of Income:

	12.31.19	12.31.18
Rental and services income	9,903	10,341
Direct operating expenses	(3,425)	(3,552)
Development expenses	(46)	(2,864)
Net realized gain from fair value adjustment of investment properties	3	1,651
Net unrealized gain from fair value adjustment of investment properties	3,620	(10,837)

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 12.31.19	Total as of 06.30.19
Costs	18,045	1,741	11,689	2,272	83,351	8,380	125,478	117,723
Accumulated depreciation	(1,818)	(509)	(6,427)	(1,496)	(61,375)	(6,221)	(77,846)	(71,882)
Net book amount at the beginning of the period / year	16,227	1,232	5,262	776	21,976	2,159	47,632	45,841

Adjustments of previous years (IFRS 15)	-	-	-	(6)	-	-	(6)	7,943
Additions	248	105	182	58	2,012	551	3,156	(447)
Disposals	(51)	-	(18)	(1)	(2,799)	(15)	(2,884)	-
Deconsolidation	-	-	(372)	(523)	-	(39)	(934)	-
Currency translation adjustment	1,099	103	256	131	2,961	(484)	4,066	(1,168)
Transfers	133	(2)	(241)	(30)	-	-	(140)	1,427
Depreciation charges (i)	(107)	(172)	(219)	(54)	(2,188)	(613)	(3,353)	(5,964)
Balances at the end of the period / year	17,549	1,266	4,850	351	21,962	1,559	47,537	47,632

Costs	18,985	1,800	9,096	1,930	89,422	4,174	125,407	125,478
Accumulated depreciation	(1,436)	(534)	(4,246)	(1,579)	(67,460)	(2,615)	(77,870)	(77,846)
Net book amount at the end of the period / year	17,549	1,266	4,850	351	21,962	1,559	47,537	47,632

(i)
Amortization charge was recognized in the amount of Ps. 2,555 under "Costs", in the amount of Ps. 366 under "General and administrative expenses" and Ps. 76 under "Selling expenses" as of December 31, 2019, in the Statements of Income (Note 25) and Ps. 356 were capitalized as part of the cost of the biological assets

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 12.31.19	Total as of 06.30.19
Beginning of the period / year	2,760	1,711	2,905	7,376	19,443
Adjustment previous periods (IFRS 15)	-	-	-	-	(7,329)
Additions	24	915	28	967	3,226
Capitalized finance costs	-	64	-	64	15
Currency translation adjustment	140	95	228	463	(1,188)
Transfers	159	(130)	(29)	-	47
Impairment	-	-	-	-	(40)
Deconsolidation	-	(136)	-	(136)	-
Disposals	(301)	(2,127)	(47)	(2,475)	(6,798)
End of the period / year	2,782	392	3,085	6,259	7,376

Non-current				4,336	6,915
Current				1,923	461
Total				6,259	7,376

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 12.31.19	Total as of 06.30.19
Costs	5,926	6,219	8,470	13,295	7,404	7,918	49,232	46,865
Accumulated amortization	-	(482)	(6,443)	(10,521)	(4,012)	(4,870)	(26,328)	(22,219)
Net book amount at the beginning of the period / year	5,926	5,737	2,027	2,774	3,392	3,048	22,904	24,646
Additions	-	-	-	-	690	1,538	2,228	3,289
Disposals	-	-	-	-	(84)	-	(84)	(54)
Deconsolidation	(3,057)	-	-	-	(19)	-	(3,076)	-
Transfers	1	-	-	-	12	-	13	-
Assets incorporated by business combination	-	-	-	-	-	-	-	28
Currency translation adjustment	2,095	584	193	227	340	284	3,723	(734)
Impairment	-	-	-	-	-	-	-	(162)
Amortization charges (i)	-	(44)	(117)	(527)	(626)	(549)	(1,863)	(4,109)
Balances at the end of the period / year	4,965	6,277	2,103	2,474	3,705	4,321	23,845	22,904

Costs	4,965	6,857	9,192	19,699	6,540	10,187	57,440	49,232
Accumulated amortization	-	(580)	(7,089)	(17,225)	(2,835)	(5,866)	(33,595)	(26,328)
Net book amount at the end of the period / year	4,965	6,277	2,103	2,474	3,705	4,321	23,845	22,904

(i)
Amortization charge was recognized in the amount of Ps. 120 under "Costs", in the amount of Ps. 569 under "General and administrative expenses" and Ps. 1,174 under "Selling expenses" as of December 31, 2019 in the Statements of Income (Note 25).

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2019 and June 30, 2019 are the following:
	12.31.19	06.30.19
Farmland	2,147	-
Offices, shopping malls and other buildings	2,939	-
Communication networks	9,027	-
Machinery and equipment	61	-
Others	1,200	-
Right-of-use assets	15,374	-

Non-current	15,374
Total	15,374

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The depreciation charge of the right-of use-assets is detailed below:

	12.31.19	12.31.18
Farmland	181	-
Offices, shopping malls and other buildings	1,450	-
Communication networks	472	-
Others	131	-
Depreciation charge of right-of-use assets	2,234	-

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy six-month period ended December 31, 2019 and for the year ended June 30, 2019 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 12.31.19	Total as of 06.30.19
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	123	1,550	963	2,087	177	30	4,930	3,558
Purchases	-	-	-	94	87	-	181	414
Changes by transformation	(96)	96	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	195	1,070	(84)	57	-	1,238	2,014
Decrease due to harvest	-	(2,449)	(2,386)	-	-	-	(4,835)	(8,604)
Sales	-	-	-	(653)	(1)	-	(654)	(625)
Consumes	-	-	-	(2)	(214)	(3)	(219)	(347)
Costs for the period / year	2,531	684	1,475	529	-	2	5,221	8,575
Foreign exchange gain	15	25	80	48	-	-	168	(55)
Balances at the end of the period / year	2,573	101	1,202	2,019	106	29	6,030	4,930
	-							-
Non-current (Production)	-	-	-	1,453	20	29	1,502	1,589
Current (Consumable)	2,573	101	1,202	566	86	-	4,528	3,341
Net book amount at the end of the period / year	2,573	101	1,202	2,019	106	29	6,030	4,930

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (27) and Ps. 89 for the six-month periods ended December 31, 2019 and for the fiscal year ended June 30, 2019, respectively; amounts of Ps. 165 and Ps. (84), was attributable to price changes, and amounts of Ps. (192) and Ps. 173, was attributable to physical changes, respectively.

During the six-month period ended December 31, 2019, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 96. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. (4,835) and Ps. (8,604) for the six-month period ended December 31, 2019 and the year ended June 30, 2019, respectively.

See information on valuation processes used by the entity in Note 13 to the Annual Financial Statements.

As of December 31, 2019, and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2019 and June 30, 2019 are as follows:

	12.31.19	06.30.19
Crops	924	2,578
Materials and supplies	1,934	1,256
Seeds and fodders	-	264
Beef	230	131
Agricultural inventories	3,088	4,229
Good for resale and supplies	-	3
Telephones and other communication equipment	1,242	1,382
Others	26	23
Total inventories	4,356	5,637

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2019 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	45,284	-	-	-	45,284	12,400	57,684
Investment in financial assets:
- Public companies’ securities	-	891	195	-	1,086	-	1,086
- Private companies’ securities	-	-	-	2,468	2,468	-	2,468
- Deposits	573	50	-	-	623	-	623
- Bonds	-	17,448	1,887	-	19,335	-	19,335
- Mutual funds	-	8,671	-	-	8,671	-	8,671
-Others	-	2,042	645	493	3,180	-	3,180
Derivative financial instruments:
- Crops options contracts	-	-	-	-	-	-	-
- Crops futures contracts	-	31	-	-	31	-	31
- Foreign-currency options contracts	-	45	-	-	45	-	45
- Foreign-currency future contracts	-	68	38	-	106	-	106
- Swaps	-	-	53	-	53	-	53
- Warrants	-	-	-	82	82	-	82
- Others	-	-	18	-	18	-	18
Restricted assets (i)	6,435	-	-	-	6,435	-	6,435
Financial assets held for sale
- Clal	-	7,337	-	-	7,337	-	7,337
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	17,203	-	-	-	17,203	-	17,203
- Short-term investments	46,962	3,501	-	-	50,463	-	50,463
Total assets	116,457	40,084	2,836	3,043	162,420	12,400	174,820

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	19,957	-	-	-	19,957	6,984	26,941
Borrowings (excluding finance lease liabilities) (Note 21)	343,527	-	-	-	343,527	-	343,527
Derivative financial instruments:
- Crops options contracts	-	73	-	-	73	-	73
- Crops futures contracts	-	77	-	-	77	-	77
- Foreign-currency options contracts	-	14	-	-	14	-	14
- Foreign-currency contracts	-	1	51	-	52	-	52
- Swaps	-	78	599	-	677	-	677
- Forwards	-	-	33	-	33	-	33
- Others	-	-	-	67	67	-	67
Total liabilities	363,484	243	683	67	364,477	6,984	371,461

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2019 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	43,438	-	-	-	43,438	11,925	55,363
Investment in financial assets:
- Equity securities in public companies	-	1,203	174	-	1,377	-	1,377
- Equity securities in private companies	-	-	-	2,297	2,297	-	2,297
- Deposits	4,667	45	-	-	4,712	-	4,712
- Bonds	-	19,746	1,336	851	21,933	-	21,933
- Mutual funds	-	9,058	-	-	9,058	-	9,058
- Others	-	3,002	549	440	3,991	-	3,991
Derivative financial instruments:
- Crops futures contracts	-	11	-	-	11	-	11
- Swaps	-	-	14	-	14	-	14
- Warrants	-	-	-	120	120	-	120
- Crops options contracts	-	40	-	-	40	-	40
- Foreign-currency options contracts	-	38	-	-	38	-	38
- Foreign-currency future contracts	-	2	36	-	38	-	38
- Others	-	-	15	-	15	-	15
Restricted assets (ii)	9,514	-	-	-	9,514	-	9,514
Financial assets held for sale
- Clal	-	19,929	-	-	19,929	-	19,929
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,928	-	-	-	8,928	-	8,928
- Short-term investments	65,913	3,776	-	-	69,689	-	69,689
Total assets	132,460	56,850	2,124	3,708	195,142	11,925	207,067

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	23,279	-	-	-	23,279	7,646	30,925
Borrowings (excluding finance lease liabilities) (Note 21)	420,622	-	-	-	420,622	-	420,622
Derivative financial instruments:
- Crops futures contracts	-	91	-	-	91	-	91
- Foreign-currency contracts	-	31	-	-	31	-	31
- Crops options contracts	-	78	-	-	78	-	78
- Swaps	-	-	169	-	169	-	169
- Others	-	-	1,097	60	1,157	-	1,157
Total liabilities	443,901	200	1,266	60	445,427	7,646	453,073

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 21). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2019.

As of December 31, 2019, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

V

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Foreign currency put	Theoretical price	Underlying price (Market price) and currency volatility (historical)	Level 2	-
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10.5 to 11.5 Share price volatility 58% to 78% Market interest-rate 1.5% to 3%
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2019 and June 30, 2019:

	Derivative financial instruments – Others	Investments in financial assets - Private companies	Investments in financial assets - Others	Derivative financial instruments – Warrants	Total as of 12.31.19	Total as of 06.30.19
Balances at beginning of the period / year	(60)	2,297	1,291	120	3,648	4,058
Additions and acquisitions	-	15	-	-	15	151
Transfer to level 1	-	-	-	(3)	(3)	52
Currency translation adjustment	(7)	200	61	(20)	234	(67)
Write off	-	-	(851)	-	(851)	-
Gain / (loss) for the period / year (i)	-	(44)	(8)	(15)	(67)	(546)
Balances at the end of the period / year	(67)	2,468	493	82	2,976	3,648

(i) Included within “Financial results, net” in the Statements of Income.

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2019 and June 30, 2019 are as follows:

	12.31.19	06.30.19
Trade, leases and services receivable	38,553	37,673
Less: allowance for doubtful accounts	(2,802)	(2,382)
Total trade receivables	35,751	35,291
Prepayments	7,586	7,450
Borrowings, deposits and other debit balances	4,709	3,690
Guarantee deposits	2	3
Tax receivables	1,485	1,437
Others	5,349	5,110
Total other receivables	19,131	17,690
Total trade and other receivables	54,882	52,981

Non-current	20,908	19,130
Current	33,974	33,851
Total	54,882	52,981

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.19	06.30.19
Beginning of the period / year	2,382	1,638
Adjustments previous periods (IFRS 9)	-	171
Additions (i)	377	710
Recoveries (i)	(23)	(82)
Currency translation adjustment	548	570
Deconsolidation	(17)	-
Receivables written off during the period / year as uncollectable	(352)	(415)
Inflation adjustment	(96)	(210)
Transfers from / to assets avaliable for sale	(17)	-
End of the period / year	2,802	2,382

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 25).

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2019 and 2018:

	Note	12.31.19	12.31.18
Profit / (Loss) for the period		1,673	(8,627)
Profit from discontinued operations		(16,639)	(3,042)
Adjustments for:
Income tax	22	3,090	(3,375)
Amortization and depreciation	25	6,970	4,679
Net (gain) / loss from fair value adjustment of investment properties		(3,623)	9,186
Share-based compensation		58	29
Changes in the fair value of investments in financial assets		(322)	-
Gain from disposal of intangible assets		-	(12)
Gain from disposal of subsidiary and associates		-	(1,069)
Gain from disposal of trading properties		-	(455)
Impairment of other assets		1,513	236
Impairment in associates and joint ventures		-	200
Financial results, net		20,632	8,717
Provisions and allowances		343	627
Share of loss / (profit) of associates and joint ventures		1,502	1,230
Loss from revaluation of receivables arising from the sale of farmland		-	2
(Gain) / Loss from repurchase of Non-convertible Notes		1	(81)
Changes in net realizable value of agricultural products after harvest		(422)	(52)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(1,405)	(670)
Unrealized gain from derivative financial instruments		(212)	(45)
Other operating results		23	2
Gain from disposal of farmlands		(299)	(81)

Changes in operating assets and liabilities:
Decrease in inventories		1,339	505
Decrease in trading properties		1,345	106
Decrease / (Increase) in biological assets		1,038	(932)
Increase in restricted assets		-	(180)
Decrease in trade and other receivables		4,090	1,144
Decrease in trade and other payables		(3,072)	(2,185)
Increase / (Decrease) in salaries and social security liabilities		554	(447)
Decrease in provisions		(465)	(97)
Increase in lease liabilities		(57)	-
Net variation in derivative financial instruments		51	160

Net cash generated by continuing operating activities before income tax paid		17,706	5,473
Net cash generated by discontinued operating activities before income tax paid		2,105	2,931
Net cash generated by operating activities before income tax paid		19,811	8,404

Véase nuestro informe de fecha26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2019 and 2018:

	12.31.19	12.31.18
Dividends not collected	(28)	(6)
Increase in investment properties through an increase in borrowings	-	35
Increase in participation in subsidiaries, associates and joint ventures due to transient conversion differences	(623)	(256)
Increase in trade and other receivables through a decrease in investments in associates and joint ventures	-	9
Increase in property, plant and equipment through an increase in trade and other payables	447	465
Increase in investment properties through an increase in trade and other payables	483	6
Increase in investments in associates and joint ventures through a decrease in borrowings	-	8
Increase in intangible assets through an increase in trade and other payables	-	270
Increase of properties for sale through an increase in borrowings	64	43
Increase in investment properties through a decrease in trade and other receivables	-	267
Increase of trading properties for sale through a decrease in investment properties	-	852
Distribution of dividends at non-controlling interest pending payment	1,012	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	723	-
Decrease of investment properties through the acquisition of investments in associates	1,192	-
Increase in investment properties through a decrease in financial assets	245	-
Increase in intangible assets through an increase in trade and other payables	511	-
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	19	-
Decrease in borrowings through a decrease in financial assets	2,161	-
Increase of rights of use through a decrease of property, plant and equipment	19	-
Distribution of dividends in shares	519	-
Increase in investments in associates and joint ventures from an increase in trade and other payables	61	-

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2019 and June 30, 2019 were as follows:

	12.31.19	06.30.19
Trade payables	15,274	17,318
Sales, rental and services payments received in advance	1,931	5,641
Construction obligations	629	1,171
Accrued invoices	1,513	1,501
Deferred income	83	-
Admission fees	1,077	-
Deposits in guarantee	157	-
Total trade payables	20,664	25,631
Dividends payable to non-controlling shareholders	199	501
Taxes payable	961	1,193
Construction obligations	1,015	1,277
Others	4,102	2,323
Total other payables	6,277	5,294
Total trade and other payables	26,941	30,925

Non-current	2,094	2,491
Current	24,847	28,434
Total	26,941	30,925

19.
Equity

Shareholders’ meeting

On October 30, 2019, the annual meeting of shareholders of Cresud was held, which has approved: (i) absorb accumulated losses as of June 30, 2019 with the special reserve and the special reserve RG 609/12 and (ii) approve the distribution of up to 13,000,000 treasury shares ratably according to the shareholders’ shareholding interests.

On the other hand, resolved among other points, approve:
-
a stock capital increase for up to a par value of Ps.180,000,000, through the issuance of up to 180,000,000 common book-entry shares of Ps.1 par value each and entitled to one vote per share, equivalent to 33.49% of the current stock capital,
-
implementation of incentive plan for employees, management and directors, without issue premium, for up to 1% of the stock capital in effect as of the time of execution of the plan.
- Delegate to the Board the implementation of the measures mentioned above.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Buyback plan of Cresud shares

On August 21, 2019, the Board of Directors of Cresud approved a new repurchase of the securities issued by the Company and established the terms and conditions for the acquisition of own shares issued by the Company, under the terms of Article 64 of the Law Nº 26,831 and CNV regulations, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions Daily that the shares of the Company have experienced, jointly in the markets that it quotes, during the previous 90 business days, and a maximum of up to US $ 10.00 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the quotation at the buyer's exchange rate of the Banco de la Nación Argentina in force at the time of each purchase. Likewise, the repurchase term was set, up to 120 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

As of the date of issuance of these financial statements, the Company has not repurchased shares through this plan.

20.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 12.31.19	Total as of 06.30.19
Beginning of period / year	2,139	7,623	300	2,223	12,285	9,055
Additions	100	-	29	-	129	834
Transfers	(3)	-	-	-	(3)	-
Inflation adjustment	(45)	-	-	-	(45)	(93)
Recovery	-	-	-	-	-	(98)
Share of loss in associates and joint ventures	-	372	-	-	372	3,286
Currency translation adjustment	179	917	35	41	1,172	(387)
Used during the period / year	(206)	-	-	(144)	(350)	(312)
End of period / year	2,164	8,912	364	2,120	13,560	12,285

Non-current					11,474	10,105
Current					2,086	2,180
Total					13,560	12,285

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to investments in New Lipstick and Puerto Retiro, companies that have negative net worth. The increases and recoveries are included in "Share of profit of associates and joint ventures ".

There were no significant changes to the processes mentioned in Note 20 to the Annual Financial Statements.

21.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2019 and June 30, 2019 was as follows:

	Book value		Fair value
	12.31.19	06.30.19	12.31.19	06.30.19
NCN	281,109	348,218	239,234	343,056
Bank loans	56,531	65,268	54,160	63,945
Bank overdrafts	4,663	1,259	4,663	1,259
Other borrowings (i)	1,224	5,877	1,224	8,132
Total borrowings (ii)	343,527	420,622	299,281	416,392

Non-current	267,417	349,857
Current	76,110	70,765
Total	343,527	420,622

(i)
Includes finance leases in the amount of Ps. 393 as of June 30, 2019.
(ii)
Includes Ps. 286,104 and Ps. 389,956 as of December 31, 2019 and June 30, 2019, respectively, corresponding to the Operations Center in Israel.

V

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
Cresud	Class XXV	Jul-19	USD 59.5	07/03/2021	9.00% n.a	At expiration	biannual
IRSA	Class I tranche 2	Aug-19	USD 85	11/15/2020	10.00% e.a..	At expiration	quarterly	(1)
IRSA	Class II	Aug-19	CLP 31 (2)	08/06/2020	10.00% e.a..	At expiration	quarterly
IDBD	Serie 15	Nov-19	NIS 237	06/30/2022	4.70% e.a.	2 payments	quarterly

(1)
Corresponds to an expansion of the series.
(2)
Equivalent to USD 45 as of the issuance date.

22.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.19	12.31.18
Current income tax	(240)	(786)
Deferred income tax	(2,717)	4,161
Minimum Presumed Income Tax	(133)	-
Income tax from continuing operations	(3,090)	3,375

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2019 and 2018:

	12.31.19	12.31.18
Tax calculated at the tax rates applicable to profits in the respective countries	3,283	4,504
Permanent differences:
Share of (loss) / profit of joint ventures and associates	(458)	(293)
Tax rate differential	804	456
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(3,291)	(1,929)
Changes in fair value of financial instruments	(626)	143
Non-taxable profit, non-deductible expenses and others	(1,609)	124
Tax inflation adjustment	(3,677)	-
Fiscal transparency	86	(69)
Permanent inflation adjustment	2,398	439
Income tax from continuing operations	(3,090)	3,375

The gross movement in the deferred income tax account is as follows:

	12.31.19	06.30.19
Beginning of period / year	(49,667)	(50,489)
Deconsolidation	16,447	-
Use of tax losses	(47)	-
Currency translation adjustment	(1,767)	1,652
Revaluation surplus	-	(887)
Reserve for changes of non-controlling interest	-	310
Charged to the Statement of Income	(2,717)	(253)
End of the period / year	(37,751)	(49,667)

Deferred income tax assets	623	681
Deferred income tax liabilities	(38,374)	(50,348)
Deferred income tax liabilities, net	(37,751)	(49,667)

Tax law modifications in Argentina

 Law No. 27,541 of social solidarity and productive recovery, published on December 23, 2019 introduced certain amendments to different taxes and the creation of the Tax for an Inclusive and Selfless Argentina (PAIS).

The main modifications affecting the Group in relation to income tax are the following:

1)
 In the first and second fiscal year beginning after January 1, 2018 (namely, for the Group’s fiscal years beginning on July 1, 2019 and 2020), the gain or loss resulting from tax inflation adjustment will be charged by one sixth in the determination exercise and the remaining five sixths in the following fiscal years;

2)
The tax rate applicable to companies for the third fiscal year beginning after January 1, 2018 was increased from 25% to 30% (namely, for the Group’s fiscal years beginning on July 1, 2019)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Revenues

	12.31.19	12.31.18
Beef	3,136	2,504
Crops	5,289	2,451
Sugarcane	2,180	1,672
Cattle	493	256
Supplies	603	355
Consignment	194	442
Advertising and brokerage fees	315	243
Agricultural rental and other services	77	64
Other	98	89
Income from sales and services from agricultural business	12,385	8,076
Trading properties and developments	3,190	3,541
Communication services	20,831	18,330
Sale of communication equipment	6,763	5,688
Rental and services	9,826	10,277
Hotel operations, tourism services and others	2,163	1,883
Income from sales and services from urban properties and investment business	42,773	39,719
Total revenues	55,158	47,795

24.
Costs

	12.31.19	12.31.18
Other operative costs	12	15
Cost of property operations	12	15
Beef	2,512	2,170
Crops	4,348	2,305
Sugarcane	2,039	1,356
Cattle	654	339
Supplies	505	276
Consignment	91	45
Advertising and brokerage fees	186	166
Agricultural rental and other services	222	58
Others	-	111
Cost of sales and services from agricultural business	10,557	6,826
Trading properties and developments	2,420	2,838
Communication services	14,908	13,427
Sale of communication equipment	4,976	4,063
Rental and services	3,203	3,343
Hotel operations, tourism services and others	956	1,112
Cost of sales and services from sales and services from urban properties and investment business	26,463	24,783
Total costs	37,032	31,624

25.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.19	Total as of 12.31.18

Cost of sale of goods and services	-	7,627	-	-	7,627	7,021
Supplies and labors	3,796	2,698	1	32	6,527	5,972
Change in agricultural products and biological assets	-	5,677	-	-	5,677	3,268
Salaries, social security costs and other personnel expenses	269	3,150	2,124	2,357	7,900	8,217
Depreciation and amortization	547	4,443	1,151	1,376	7,517	4,923
Fees and payments for services	13	2,485	874	59	3,431	4,195
Maintenance, security, cleaning, repairs and others	35	2,027	292	182	2,536	2,532
Advertising and other selling expenses	-	295	6	1,092	1,393	1,362
Taxes, rates and contributions	21	312	60	621	1,014	947
Interaction and roaming expenses	-	2,950	-	-	2,950	2,572
Fees to other operators	-	4,274	-	-	4,274	3,578
Director's fees	-	-	411	-	411	478
Leases and service charges	3	72	15	10	100	267
Allowance for doubtful accounts, net	-	5	-	354	359	396
Freights	38	39	-	630	707	293
Bank expenses	-	3	47	1	51	92
Conditioning and clearance	-	-	-	106	106	54
Travel, library expenses and stationery	19	27	39	14	99	38
Other expenses	480	948	281	231	1,940	2,199
Total as of 12.31.19	5,221	37,032	5,301	7,065	54,619
Total as of 12.31.18	5,407	31,624	5,331	6,042	-	48,404

(i)
Includes Ps. 12 and Ps. 15 of other agricultural operating costs as of December 31, 2019 and 2018, respectively.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Other operating results, net

	12.31.19	12.31.18
Gain from commodity derivative financial instruments	107	270
Gain from disposal of subsidiaries and associates (i)	(6)	1,069
Impairment of associates and joint ventures	(1,621)	(200)
Donations	(96)	(64)
Lawsuits and other contingencies	(67)	(38)
Interest earned on operating assets	403	402
Others (ii)	(1,122)	(221)
Total other operating results, net	(2,402)	1,218

(i)
As of December 31, 2019 and 2018 includes the result from the sale of the Group’s equity interest in Cyber Secdo and Rimon, respectively.
(ii)
As of December 31, 2019, includes Ps. 970 of the Cellcom voluntary retirement plan

27.
Financial results, net

	12.31.19	12.31.18
Financial income
Interest income	466	473
Dividends income	75	66
Other financial income	17	226
Total financial income	558	765
Financial costs
Interest expenses	(11,416)	(10,792)
Result for debt swap	(4)	-
Other financial costs	(679)	(454)
Total financial costs	(12,099)	(11,246)
Capitalized finance costs	64	84
Total finance costs	(12,035)	(11,162)
Other financial results:
Foreign exchange, net	(7,681)	(2,859)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(2,703)	1,533
Gain / (Loss) from repurchase of Non-convertible notes	2,505	81
(Loss) / Gain from derivative financial instruments (except commodities)	(93)	338
Total other financial results	(7,972)	(907)
Inflation adjustment	124	(181)
Total financial results, net	(19,325)	(11,485)

28.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2019 and June 30, 2019:

Item	12.31.19	06.30.19
Trade and other receivables	1,778	1,531
Investments in financial assets	-	209
Trade and other payables	(185)	(308)
Borrowings	(73)	(65)
Total	1,520	1,367

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.19	06.30.19	Description of transaction	Rubro
Agro Uranga S.A.	4	11	Sale of goods and / or services receivable	Trade and other receivables
Condor	-	209	Public companies' securities	Investments in financial assets
	-	19	Dividends receivable	Trade and other receivables
Cresca S.A.	(20)	-	Other liabilities	Trade and other payables
New Lipstick LLC	14	13	Reimbursement of expenses receivable	Trade and other receivables
	(64)	(55)	Loans payable	Borrowings
	1,253	1,107	Loans granted	Trade and other receivables
Other associates and joint ventures (i)	11	14	Leases and/or rights of use receivable	Trade and other receivables
	204	-	Dividends receivables	Trade and other receivables
	5	-	Management fees receivable	Trade and other receivables
	(20)	-	Purchase of goods and / or services payable	Trade and other payables
	-	1	Shared-based compensation receivable	Trade and other receivables
	-	1	Loans granted	Trade and other receivables
	(9)	(10)	Loans payable	Borrowings
	-	10	Reimbursement of expenses receivable	Trade and other receivables
	(2)	(5)	Reimbursement of expenses payable	Trade and other payables
Total associates and joint ventures	1,376	1,315
CAMSA and its subsidiaries	1	38	Reimbursement of expenses receivable	Trade and other payables
Taaman	-	(15)	Leases and/or rights of use receivable	Trade and other payables
Other related parties (ii)	-	(81)	Other liabilities	Trade and other payables
	-	3	Other receivables	Trade and other receivables
	-	30	Leases and/or rights of use receivable	Trade and other receivables
	-	321	Dividends receivable	Trade and other receivables
	82	-	Loans granted	Trade and other receivables
	(8)	-	Reimbursement of expenses payable	Trade and other payables
	109	1	Reimbursement of expenses receivable	Trade and other receivables
	(1)	(3)	Legal services payable	Trade and other payables
	96	-	Leases and/or rights of use receivable	Trade and other receivables
Total other related parties	279	294
Directors and Senior Management	(135)	(242)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(135)	(242)
Total	1,520	1,367

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., BACS, Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A.and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2019 and 2018:

Related party	12.31.19	12.31.18	Description of transaction
Agrofy S.A.	-	3	Management fees / Directory
	3	-	Financial operations
BACS	26	25	Leases and/or rights of use
Other associates and joint ventures	13	34	Leases and/or rights of use
	13	40	Corporate services
	-	2	Comissions
	(4)	11	Financial operations
Total associates and joint ventures	51	115
Other related parties (i)	2	32	Leases and/or rights of use
	(17)	(11)	Fees and remunerations
	-	5	Corporate services
	2	(2)	Legal services
	(117)	8	Financial operations
	-	2	Comissions
	(13)	(12)	Donations
Total other related parties	(143)	22
IFISA	2	-	Financial operations
Total Parent Company	2	-
Directors	-	(20)	Compensation of Directors and senior management
	(227)	(392)	Fees and remunerations
Senior Management	12	(21)	Compensation of Directors and senior management
Total Directors and Senior Management	(215)	(433)
Total	(305)	(296)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2019 and 2018:

Related party	12.31.19	12.31.18	Description of transaction
Agrofy Global	194	-	Irrevocable contributions
Uranga Trading S.A.	-	35	Irrevocable contributions
Quality	26	29	Irrevocable contributions
Manibil	77	-	Irrevocable contributions
Others	77	-	Irrevocable contributions
Total contributions	374	64
Agro-Uranga S.A.	23	20	Dividends received
Condor	26	58	Dividends received
Emco	15	12	Dividends received
Manaman	-	35	Dividends received
Mehadrin	-	83	Dividends received
Nuevo Puerto Santa Fe S.A.	25	14	Dividends received
Nave by the sea	-	43	Dividends received
Total dividends received	89	265
Inversiones Financieras del Sur S.A.	3,107	-	Buy and change of shares
Total other transactions	3,107	-

Stock loan granted

On October 18, 2019, the Board of Directors of Cresud approved the granting of a loan of 3,235,000 American Depositary Receipts ("ADRs") from IRSA Inversiones y Representaciones Sociedad Anónima, owned by the Company to Inversiones Financieras del Sur S.A., Company controlled by the president of our Company. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with stocks of equivalent value.

29.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 20 - Provisions
Exhibit F - Cost of sales and services provided	Note 30 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 31 - Foreign currency assets and liabilities

30.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii) (iii)	Total as of 12.31.19	Total as of 12.31.18
Inventories at the beginning of the period / year	6,307	8,818	15,125	26,080
Adjustment previous periods (IFRS 15 and 9)	-	-	-	(7,377)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	660	-	660	35
Changes in the net realizable value of agricultural products after harvest	422	-	422	(86)
Capitalized finance costs	-	64	64	43
Currency translation adjustment	(48)	3,890	3,842	(1,354)
Transfers	-	-	-	852
Harvest	3,684	-	3,684	2,489
Acquisitions and classifications	4,482	23,627	28,109	38,731
Consume	(1,234)	-	(1,234)	(1,735)
Disposals due to sales	-	(2,459)	(2,459)	-
Disposals due to work in progress	-	-	-	(212)
Deconsolidation	-	(136)	(136)	-
Expenses incurred	1,380	19	1,399	1,052
Inventories at the end of the period / year	(5,096)	(7,577)	(12,673)	(17,303)
Cost as of 12.31.19	10,557	26,246	36,803	-
Cost as of 12.31.18	6,826	34,389	-	41,215

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).
(i)
As of December 31, 2018 includes the cost of selling goods sold from Gav-Yam which was reclassified to discontinued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

 31.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.19	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	72	59.69	4,283	4,035
Euros	1	66.85	36	172
Trade and other receivables related parties
US Dollar	4	59.69	220	191
Total Trade and other receivables			4,539	4,398
Investment in financial assets
US Dollar	21	59.69	1,244	4,779
Pounds	-	-	-	60
Total Investment in financial assets			1,244	4,839
Derivative financial instruments
US Dollar	1	59.69	71	54
Total Derivative financial instruments			71	54
Cash and cash equivalents
US Dollar	90	59.69	5,353	15,022
Euros	-	66.85	1	91
Brazilian Reais	-	13.80	3	-
Chilean Pesos	-	-	-	1
Total Cash and cash equivalents			5,357	15,114
Total Assets			11,211	24,405

Liabilities
Trade and other payables
US Dollar	26	59.89	1,544	9,923
Euros	-	67.23	3	45
Total Trade and other payables			1,547	9,968
Borrowings
US Dollar	958	59.89	57,401	69,950
Borrowings with related parties
US Dollar	1	59.89	64	-
Total Borrowings			57,465	69,950
Derivative financial instruments
US Dollar	1	59.89	78	84
Total Derivative financial instruments			78	84
Total Liabilities			59,090	80,002

(1)
Exchange rates as of December 31, 2019 and June 30, 2019, respectively according to Banco Nación Argentina.
(2)
  Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
  The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

32.
Groups of assets and liabilities held for sale

As mentioned in Note 4 to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	12.31.19	06.30.19
Property, plant and equipment	10,370	5,571
Intangible assets	629	120
Investments in associates	149	526
Deferred income tax assets	348	255
Investment properties	20,056	106
Income tax credit	66	-
Trade and other receivables	3,362	2,643
Cash and cash equivalents	1,508	901
Total group of assets held for sale	36,488	10,122
Trade and other payables	10,020	4,266
Employee benefits	331	254
Deferred and current income tax liability	1,640	45
Borrowings	7,735	2,598
Total group of liabilities held for sale	19,726	7,163
Total net financial assets held for sale	16,762	2,959

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
Results from discontinued operations

The results from operations of Gav-Yam for the period ended December 31, 2019 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	12.31.19	12.31.18
Revenues	11,817	13,848
Costs	(8,714)	(9,606)
Gross profit	3,103	4,242
Net gain from fair value adjustment of investment properties	-	711
General and administrative expenses	(526)	(545)
Selling expenses	(396)	(456)
Other operating results, net (i)	15,414	451
(Loss) / Profit from operations	17,595	4,403
Share of profit of joint ventures and associates	116	170
(Loss) / Profit from operations before financing and taxation	17,711	4,573
Financial income	73	154
Finance costs	(1,212)	(1,301)
Other financial results	100	40
Financial results, net	(1,039)	(1,107)
(Loss) / Profit before income tax	16,672	3,466
Income tax	(33)	(424)
(Loss) / Profit for the period from discontinued operations	16,639	3,042

(Loss) / Profit for the period from discontinued operations attributable to:
Equity holders of the parent	5,539	1,036
Non-controlling interest	11,100	2,006

(Loss) / Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	11.310	2.132
Diluted	10.831	2.049

(i) Includes the fair value remediation of residual ownership in Gav-Yam.

As of December 31, 2019 and 2018, Ps. 3,019 and Ps. 1,971 of the total revenues from discontinued operations and Ps. 16,678 and Ps.1,939 of the total profit from discontinued operations correspond to Gav-Yam.

34.
Other relevant events of the period

Economic context in which the company operates

The Company operates in a complex economic context, whose main economic variables have recently had strong volatility, both nationally and internationally.

At a local level, the following was observed:
●
Year-on-year inflation as of December 31, 2019, was 53.8%, and projected inflation for the next 12 months has been estimated at 42.2% according to the survey on market expectations made by the Argentine Central Bank for 2020.
●
After the outcome of the 2019 primary elections, concerns have been raised in the international markets regarding the sustainability of the Argentine debt. For such reason, country-risk indicators reached 2,200 points, resulting in a depreciation of sovereign bonds. This trend has continued even after the general elections of October 2019. It should be noted that from January to December 2019, the Peso depreciated 59% vis-à-vis the U.S. Dollar, according to the average wholesale exchange rate quoted by Banco de la Nación Argentina.
●
Pursuant to the report filed by the Argentine Central Bank at the end of 2019, entitled “Objectives and plans for the development of the currency, foreign exchange, financial, and credit policies for 2020”, Argentina ended 2019 with a drop in activity levels in the whereabouts of 3%, and an annual inflation rate in excess of 50%, the highest one in the past 28 years. In terms of foreign exchange flows, in 2019 the capital and financial account deficit exceeded U.S. Dollars 35,000 million. Capital inflows, which had been driven by high domestic interest rates and were not backed by productive investments, were withdrawn when not even the soaring domestic interest rates were able to offset the growing devaluation expectation. Once again, Argentina experienced a high level of external debt, which accounted for 40.1% of the GDP in the second quarter of 2019, as compared to 13.9% of the GDP at the end of 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
In this scenario, the Government decided to implement various measures, including emergency executive decree No. 609/2019, which imposed several foreign exchange restrictions, and Law No. 27,541 on Social Solidarity and Productive Recovery in the Public Emergency Framework (the “Solidarity Law”), promulgated on December 23, 2019, which among other issues, seeks to create the conditions required for the fiscal accounts and debt to be sustainable, with a solidary approach that includes the imposition of progressive tax schemes. In addition, it aims to promote the reactivation of the economy by strengthening the income of the more vulnerable sectors, increasing their consumption levels and alleviating the tax debts of small and medium sized companies in an attempt to facilitate business continuity.
●
Below is a description of the principal measures adopted:

-
Foreign exchange market restrictions: The scope of Emergency Executive Decree No. 609/2019, published in the Official Gazette on September 1, 2019, which had reinstated restrictions on the foreign exchange market, was ratified and broadened. Some of these restrictions include:

o
specific terms and conditions for settling export proceeds were established by the Argentine Central Bank;
o
new financial indebtedness with foreign creditors disbursed from September 1, 2019 onwards must be settled in the local foreign exchange market, and deposited in a local bank account;
o
the Argentine Central Bank’s prior consent is required for the repayment of debts for imports of goods and services;
o
the Argentine Central Bank’s consent is required for Argentine companies to remit profits or pay dividends;
o
repayment of loans abroad may be settled through the local foreign exchange market on their maturity dates, subject to (i) the previous settlement of the funds; and (ii) the previous satisfaction of certain reporting obligations imposed by the Argentine Central Bank;

-
the Argentine Central Bank’s previous consent is required for the payment of debts to offshore related companies. To access the foreign exchange market, residents are required to submit documents evidencing the validity of the transactions in respect of which foreign currency is being purchased to remit funds abroad;

  -
swap and arbitrage transactions may be made by customers without the Argentine Central Bank’s previous consent, always provided that they are implemented as individual transactions in Argentine Pesos;

  -
cash withdrawals may be made abroad by debiting local bank accounts, always provided that the relevant foreign currency has been already deposited in the referred account;

  -
payment of certain public debt instruments was deferred;

  -
fuel price controls were established.

  -
Severance payment duplication: On December 13, 2019, under Executive Decree 34/2019, an occupational public emergency was declared for a term of six months, and the obligation to pay twice the applicable severance payment in case of no-cause dismissal was established for a term of 180 days.

  -
Corporations: The application of paragraph 5), Article 94 of the Argentine Companies Law, which established that the loss of capital qualified as a mandatory corporate dissolution event, was suspended until December 31, 2020, as was also Article 206, which required corporations to reduce their stock capital when losses had depleted the amount of reserves and 50% of their stock capital.

  -
Declaration of public emergency: The Solidarity Law declared the public emergency in economic, financial, tax, administrative, social security, public utility, energy, health, and social matters, and the Argentine Executive Branch was delegated several powers under the scope of the Solidarity Law.

  -
Sovereign debt sustainability: The Argentine Executive Branch has been empowered to take all such actions as necessary to recover and ensure the sustainability of the Argentine sovereign debt.

  -
Energy system: The Argentine Executive Branch has been empowered to freeze electricity and natural gas utility rates under federal jurisdiction and to start a renegotiation process under the current comprehensive tariff review scheme, or to implement a new extraordinary review, from the effective date of this law for a term of up to one hundred and eighty (180) days, aimed at achieving a reduction in the actual tariff burden on households, stores, and industries for 2020.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

-
Employer contributions: The differential contribution scheme for SMEs (18%) vs. large corporations (20.40%) has been reinstated, as well as the possibility to consider the applicable percentages according to the employer’s jurisdiction as VAT fiscal credit, and Executive Decree 814/2001 was repealed. The current employer contribution deduction continues in effect.

-
Tax inflation adjustment: The positive or negative inflation adjustment for the first and second fiscal years starting on January 1, 2019, calculated pursuant to current regulations, shall be allocated as follows: one-sixth in such fiscal period, and the remaining five-sixths, in equal parts, over the immediately following 5 fiscal periods.

-
Personal Assets: Tax rates were increased, and the tax thresholds were not modified. A higher rate was imposed on assets located abroad, and a tax benefit was established for repatriated assets.

-
Tax on Financial Income: Interest accrued on fixed term deposits in domestic currency, and third-party deposits or other methods for raising capitals from the public, as determined by the Central Bank, were exempted from this tax for fiscal period 2019. The tax on financial income for fiscal period 2020 was repealed.

-
Income Tax. Tax rate on corporations and dividends: The changes in tax rates were suspended until the fiscal year starting on January 1, 2021; therefore, the following tax rates have been maintained in effect: Legal entities’ income: 30%; and dividends: 7%.

-
Tax for an Inclusive and Selfless Argentina: For a term of 5 years, foreign currency purchase transactions made for no specific purpose, including purchases of banknotes and purchases made through wire transfers, are subject to a 30% tax rate, and this tax may not be credited against other tax liabilities.

-
Tax on debits and credits on bank accounts: Cash withdraws from bank accounts are subject to twice the tax rate previously in effect. This increase shall not apply to accounts held by individuals or legal entities evidencing their condition as small or medium-sized companies.

-
Employment benefits: The Argentine Executive Branch is empowered to: a) require private employers to pay minimum salary rises to their workers; b) temporarily release them from the obligation to pay dues and contributions to the Argentine Social Security System (SIPA) on the salary rises resulting from the enforcement these powers or collective bargaining; and c) reduce dues and/or contributions to the SIPA for certain specific jurisdictions and industries or in critical situations.

-
Minimum general salary rise: On January 2020, under Executive Decree 14/2020, the Argentine Executive Branch approved a salary rise for private employees of Ps. 3,000, effective as of January 2020. From February 2020 onwards, an additional sum of Ps.1,000 will apply.

The volatility and uncertainty scenario described above subsists as of the date of these financial statements.

The Company’s Management continuously monitors the development of the variables that affect its business, to define its course of action and identify potential impacts on its equity and financial condition. The Company’s financial statements should be read in light of these circumstances.

35.
Subsequent events

Loss of control of Gav-Yam

On January 12, 2019, PBC received a letter from the Ministry of Justice of Israel, in which it questioned that PBC no longer holds control of Gav Yam. Therefore, the Ministry of Justice believes that PBC may be considered as breaching the provisions of the Concentration Law.

The management of PBC sustains its position that as of September 30, 2019 it no longer holds control of Gav Yam, considering the facts and circumstances described in Note 4 to theses financial statements. Currently PBC is preparing a response to the Ministry of Justice of Israel

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Brasilagro shares and merger

On January 20, Cresud sold on the market the amount of 3,400,000 ordinary shares of its subsidiary Brasilagro representing 5.98% of its share capital for an amount of US$ 15.6.

On January 27, 2020, the suspensive conditions set forth in the Merger Agreement were consummated and entered into force, so that Agrifirma Holding merged with Brasilagro and was extinguished for all legal purposes. Brasilagro became the owner of 100% of Agrifirma's share capital and now controls it.

The merger was carried out through the exchange of shares, through the issuance of new common shares of Brasilagro, registered, accounting and without nominal value, which were subscribed and paid by the shareholders of Agrifirma Holding.

As a result of the sale and merger, mentioned previously, the company reduced its shareholding in Brasilagro to 33.62% of the share capital.

Agreement for the sale of ISPRO

On January 27, 2020, PBC signed an agreement to sell all its equity interest in Ispro for an amount of NIS 885. Such agreement is expected to finalize in March 2020. This transaction is subject to the approval of the Competence Regulatory Agency in accordance to the Economic Competence Act, which will have to rule within 150 days of the agreement date. Therefore, the assets and liabilities of Ispro were classified as available for sale.

Cresud – Non-convertible notes

On January 30, 2020, Cresud issued the fifteenth series of non-convertible notes for an equivalent amount of US$ 51.4, which consisted of three classes:

●
Non-convertible notes Class XXVI for an amount of nominal value Ps. 1,095.2 (equivalent to US$ 18.2, calculated at an exchange rate of Ps. / US$ 60.1025) maturing 12 months from the issuance date, which accrue a variable rate (private BADLAR + 6.5%) with interest payable quarterly. The capital will be amortized in a principal installment at maturity. The issuance price was 100.0% face value.
●
Non-convertible notes Class XXVII for an amount of nominal value US$ 5,7 maturing 18 months from the issuance date which accrue a fixed interest of 7.45% per annum, with interest payable quarterly. The capital will be amortized in a principal installment at maturity. The issuance price was 100.0% face value.
●
Non-convertible notes Class XXVII for an amount of nominal value US$ 27,5 maturing 15 months from the issuance date which accrue a fixed interest of 9.00% per annum, with interest payable quarterly. The capital will be amortized in a principal installment at maturity. The issuance price was 100.0% face value.

Dolphin Netherland guarantee to IDBD

On February 4, 2020 after approval received from IDBD’s Audit Committee and Board of Directors, Dolphin Netherlands, committed towards the Company to provide to the financing entities through whom swap transactions were performed by the Company in connection with shares of Clal in August 2018 and in November 2018, autonomous and unconditional guarantees in a cumulative total of approximately NIS 11, which will constitute a part of the pledged deposits which IDBD undertook as part of the terms of the aforementioned swap transactions.

It is noted that the banks will be entitled to forfeit the guarantees only in case any of the swap transactions have concluded (in accordance with its terms, including in case of early termination), and on the aforementioned termination date, there is a deficit in the amount of the pledged deposits which were provided by the Company to the banks.

Regarding the commitment of Dolphin Netherlands to inject capital into IDBD in equal annual payments of NIS 70 million each on September 2, of the years 2019, 2020 and 2021, which was reported in Note 4 of the annual consolidated financial statements, in case any of the swap transactions has concluded before the deadline for execution of the second payment, on September 2, 2020, the unrealized parts of the guarantees will be returned to Dolphin Netherlands, while each part of the guarantees exercised until September 2, 2020, will be considered as part of the second payment, whereby the balance of the second payment will be transferred by Dolphin Netherlands to IDBD. As long as the swap transactions are still in effect on September 2, 2020, Dolphin Netherlands will make the second payment to IDBD, in accordance with and subject to the terms of the aforementioned commitment, and the guarantees will be returned to Dolphin Netherlands.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2019 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the six and three-month period ended December 31, 2019, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim consolidated financial statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis of paragraph

Without qualifying our conclusion, we draw attention to Note 1 to these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at December 31, 2019, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 19,718,032, which was not claimable at that date.

Autonomous City of Buenos Aires, February 10, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2019 and for the period of six months ending on that date, presented in comparative form.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2019 and June 30, 2019
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	06.30.19
ASSETS
Non-current assets
Investment properties	7	106	94
Property, plant and equipment	8	5,338	5,273
Intangible assets	9	181	184
Right of use assets	10	458	-
Biological assets	11	1,157	1,264
Investments in subsidiaries, associates and joint ventures	6	34,377	36,066
Income tax and minimum presumed income tax credit		38	49
Trade and other receivables	14	765	700
Total Non-current assets		42,420	43,630
Current assets
Biological assets	11	1,351	1,675
Inventories	12	1,682	2,300
Trade and other receivables	14	2,335	1,948
Investment in financial assets	13	23	54
Derivative financial instruments	13	52	-
Cash and cash equivalents	13	308	128
Total Current assets		5,751	6,105
TOTAL ASSETS		48,171	49,735
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		14,388	20,874
TOTAL SHAREHOLDERS' EQUITY		14,388	20,874
LIABILITIES
Non-current liabilities
Borrowings	18	11,850	12,206
Deferred tax liabilities	19	3,145	2,822
Provisions	17	9	11
Lease Liabilities		99	-
Total Non-current liabilities		15,103	15,039
Current liabilities
Trade and other payables	16	1,644	1,121
Payroll and social security liabilities		141	267
Borrowings	18	16,629	12,402
Derivative financial instruments	13	9	28
Provisions	17	4	4
Lease Liabilities		253	-
Total Current liabilities		18,680	13,822
TOTAL LIABILITIES		33,783	28,861
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		48,171	49,735

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
 for six and three month periods ended December 31, 2019 and 2018
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months			Three months
	Note	12.31.19		12.31.18	12.31.19		12.31.18
Revenues	20	4,436		1,923	1,935		1,024
Costs	21	(3,489)		(1,732)	(1,486)		(964)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(165)		(147)	25		(18)
Changes in the net realizable value of agricultural products after harvest		465		89	11		(264)
Gross profit / (loss)		1,247		133	485		(222)
Net gain from fair value adjustment of investment properties		12		3	(8)		(23)
General and administrative expenses	22	(238)		(232)	(136)		(111)
Selling expenses	22	(747)		(319)	(360)		(147)
Other operating results, net	23	76		58	(4)		(177)
Management fees		-		-	-		413
Profit / (Loss) from operations		350		(357)	(23)		(267)
Share of profit / (loss) of subsidiaries, associates and joint ventures	6	62		(4,588)	(3,104)		(10,816)
Profit / (loss) before financing and taxation		412		(4,945)	(3,127)		(11,083)
Finance income	24	7		5	4		3
Finance costs	24	(1,411)		(841)	(633)		(470)
Other financial results	24	(3,422)		(977)	1,971		5,150
Inflation Adjustment	24	(37)		439	(39)		144
Financial results, net	24	(4,863)		(1,374)	1,303		4,827
Loss before income tax		(4,451)		(6,319)	(1,824)		(6,256)
Income tax	19	(323)		69	(336)		(1,012)
Loss for the period		(4,774)		(6,250)	(2,160)		(7,268)

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		(624)		256	(1,341)		(4,495)
Participation in other comprehensive results of subsidiaries and associates		(89)		513	(50)		(32)
Other comprehensive income for the period		(713)		769	(1,391)		(4,527)
(Loss) / Income and Other Comprehensive (Loss) / Income for the period		(5,487)		(5,481)	(3,551)		(11,795)

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(9.748)		(12.859)	(4.412)		(14.956)
Diluted		(9.748)	(i)	(12.859)	(4.412)	(i)	(14.956)	(i)

(i)     Since the result of the period showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2019
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2019	486	16	8,555	9,324	81	327	5,191	31,585	(34,691)	20,874
Adjustments previous periods (NIIF 16) (Note 2.2)	-	-	-	-	-	-	-	-	(637)	(637)
Adjusted balance as of June 30, 2019	486	16	8,555	9,324	81	327	5,191	31,585	(35,328)	20,237
Loss for the period	-	-	-	-	-	-	-	-	(4,774)	(4,774)
Other comprehensive income for the period	-	-	-	-	-	-	-	(713)	-	(713)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(713)	(4,774)	(5,487)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 30, 2019:
- Absorption of losses	-	-	-	-	-	-	(3,882)	(30,808)	34,690	-
- Treasury shares distribution	13	(13)	-	-	-	-	-	1,331	(1,331)	-
Reserve for share-based payments	-	-	-	-	-	-	-	(2)	-	(2)
Acquisition of treasury stock	-	-	-	-	-	-	-	-	12	12
Changes in non-controlling interest	-	-	-	-	-	-	-	(372)	-	(372)
Balance as of December 31, 2019	499	3	8,555	9,324	81	327	1,309	1,021	(6,731)	14,388

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2019 and June 30, 2019, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at December 31, 2019 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2019	(1,465)	(2,953)	4,025	652	423	30,808	8	87	31,585
Other comprehensive income for the period	-	-	(624)	(89)	-	-	-	-	(713)
Total comprehensive income for the period	-	-	(624)	(89)	-	-	-	-	(713)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 30, 2019:
- Absorption of losses	-	-	-	-	-	(30,808)	-	-	(30,808)
- Treasury shares distribution	1,331	-	-	-	-	-	-	-	1,331
Reserve for share-based payments	-	-	-	-	-	-	(2)	-	(2)
Changes in non-controlling interest	-	(372)	-	-	-	-	-	-	(372)
Balance as of December 31, 2019	(134)	(3,325)	3,401	563	423	-	6	87	1,021

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	8,555	9,324	81	327	5,191	5,044	17,852	46,876
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	(186)	(186)
Adjusted balance as of June 30, 2018	482	20	8,555	9,324	81	327	5,191	5,044	17,666	46,690
Loss for the period	-	-	-	-	-	-	-	-	(6,250)	(6,250)
Other comprehensive loss for the period	-	-	-	-	-	-	-	769	-	769
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	769	(6,250)	(5,481)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	-	-	28,638	(28,638)	-
- Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(32)	32	-
Reserve for share-based payments	-	-	-	-	-	-	-	6	-	6
Changes in non-controlling interest	-	-	-	-	-	-	-	(779)	-	(779)
Changes in interest in subsidiaries	(6)	6	-	-	-	-	-	(435)	-	(435)
Balance as of December 31, 2018	497	5	8,555	9,324	81	327	5,191	33,211	(17,190)	40,001

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31 and June 30, 2018, respectively.
(ii)         Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
Group’s Other reserves at December 31, 2018 are comprised as:
	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(1,687)	(2,194)	4,843	107	412	3,475	11	77	5,044
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	-
Adjusted balance as of June 30, 2018	(1,687)	(2,194)	4,843	107	412	3,475	11	77	5,044
Other comprehensive loss for the period	-	-	256	513	-	-	-	-	769
Total comprehensive loss for the period	-	-	256	513	-	-	-	-	769
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	28,638	-	-	28,638
- Treasury shares distribution	1,304	-	-	-	-	(1,304)	-	-	-
Reversal by sale of investment properties	-	-	-	(32)	-	-	-	-	(32)
Reserve for share-based payments	-	-	-	-	-	-	6	-	6
Changes in non-controlling interest	-	(779)	-	-	-	-	-	-	(779)
Changes in interest in subsidiaries	(435)	-	-	-	-	-	-	-	(435)
Balance as of December 31, 2018	(818)	(2,973)	5,099	588	412	30,809	17	77	33,211
)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2019 and 2018
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.19	12.31.18
Operating activities:
Cash generated from / (used in) operations	15	1,421	(2,844)
Net cash generated from / (used in) operating activities		1,421	(2,844)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(167)	(94)
Acquisition of property, plant and equipment	8	(133)	(111)
Proceeds from sale of property, plant and equipment		4	3
Acquisition of Intangible assets	9	(4)	-
Acquisition of investment in financial assets		(304)	(5,766)
Proceeds from disposals of investment in financial assets		334	5,562
Loans granted to subsidiaries, associates and joint ventures		(411)	-
Advance payments		(20)	(32)
Dividends received		206	304
Net cash used in investing activities		(495)	(134)
Financing activities:
Repurchase of non-convertible notes		(505)	(806)
Borrowings and issue ON		1,883	3,598
Payment of borrowings and ON		(360)	(1,549)
Obtaining of short term loans, net		(1,303)	2,994
Payments from derivative financial instruments		47	(72)
Purchase of treasury stock		-	(435)
Payment of seller financing		-	(3)
Interest paid		(598)	(324)
Net cash (used in) / generated from financing activities		(836)	3,403
Net increase / (decrease) in cash and cash equivalents		90	425
Cash and cash equivalents at beginning of the period		128	376
Result from exposure to inflation on cash and cash equivalents		3	2
Currency translation adjustment on cash and cash equivalents		87	6
Cash and cash equivalents at the end of the period		308	809

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 10, 2020.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has use the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2019.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
- The resulting amount was included in the “Capital adjustment” account.
- The conversion difference was restated in real terms (as applicable).
- Other comprehensive income / (loss) was restated as from each accounting allocation.
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2019, except as mentioned below:

As described in Note 2.2 to the annual financial statements, the Company has adapted IFRS 16: Leases and Modification to IAS 28 “Investment in associates and joint ventures” in the current year applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated.

The main changes were as follow:

IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows to exclude the short-term contracts (under 12 months) and those in which the underlying asset has low value.

The impact of the implementation of this standard as of July 1, 2019 is an increase in non-current assets due to the recognition of the right to use assets and lease liabilities for Ps. 279 and a decrease in investment in subsidiaries, associates and joint ventures of Ps. 4 , due to the impact of the application of said standard on our subsidiary IRSA Inversiones y Representaciones S.A.

Modification to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

Additionally, the Company opt for an accounting policy where the currency translation adjustments arising from these loans will be recorded as part of other comprehensive income.

2.3.
Comparative information

The balances as of June 30, 2019 and December 31, 2018, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2019, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.
4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2019 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2019. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.
Fair value estimates

Since June 30, 2019, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

As stated in Note 1 to these consolidated condensed interim financial statements, the Company indirectly participates through Tyrus in IDBD and DIC. These companies have certain restrictions and financial agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. Although the commitments and other restrictions resulting from the indebtedness of IDBD and DIC do not have recursive effects against our subsidiary IRSA, nor has IRSA guaranteed it with its assets, except for commitments of capital contributions described in said note; IRSA's financial risk related to this investment (IDBD and DIC) is limited to the aforementioned capital contribution commitments and the equity risk as of December 31, 2019, as a result of the pledges granted on the shares of DIC, is limited to the amount of the investment in said subsidiaries which amounts to Ps. 6,069 as of December 31, 2019.

Set out below are the changes in Company’s investment in subsidiaries and associates for the six-month period ended December 31, 2019 and for the fiscal year ended June 30, 2019:

	12.31.19	06.30.19
Beginning of the period / year	36,066	58,906
Dividends in shares received from subsidiaries	301	1,448
Changes in non-controlling interest (i)	-	(759)
Capital contribution	167	94
Disposal of interest in subsidiaries	-	(1,653)
Share of profit of subsidiaries and associates	62	(19,765)
Foreign exchange gains	(624)	(817)
Others changes in subsidiaries’ and associates´ equity	36	22
Adjustments previous periods (IFRS 16 y IAS 28)	(637)	(179)
Other comprehensive loss	(89)	-
Share of changes in subsidiaries’ and associates´ equity	(372)	567
Reserve for share-based payments	(2)	11
Dividends distributed	(531)	(1,809)
End of the period / year	34,377	36,066

 (i) Includes the effect of changes in subsidiaries as consequence of repurchase of equity interes.

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2019 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2019 in Note 8 to the Annual Consolidated Financial Statements.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	12.31.19	06.30.19	12.31.19	06.30.19	12.31.19	12.31.18	Market value as of 12.31.19	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	43.17%	43.29%	7,748	6,824	979	1,293	19.02	Brazil	Agricultural	23,291,500	875	812	14,239
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	100.00%	100.00%	1,440	1,267	169	89	Not publicly traded	Uruguay	Investment	269,729,872	270	14	1,440
Futuros y Opciones.Com S.A.	50.10%	50.10%	364	321	168	120	Not publicly traded	Argentina	Brokerage	817,683	2	339	727
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	2	1	1	-	Not publicly traded	Argentina	Brokerage	11,264	1	27	88
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	2.20%	2.20%	7	5	2	2	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	23	104	311
Helmir S.A.	100.00%	100.00%	1,915	1,441	292	14	Not publicly traded	Uruguay	Investment	229,368,798	229	241	1,915
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.70%	335	325	10	(41)	Not publicly traded	Argentina	Agroindustrial	496,050,301	498	10	336
IRSA Inversiones y Representaciones Sociedad Anónima	61.95%	61.97%	21,536	25,130	(2,281)	(5,292)	50.80	Argentina	Real Estate	356,913,429	576	(1,421)	34,339
IRSA Propiedades Comerciales S.A.	2.62%	1.47%	680	407	(19)	-	287.50	Argentina	Real Estate	3,304,975	126	(382)	47,282
Total Subsidiaries			34,027	35,721	(679)	(3,815)

Associates
Agrouranga S.A.	35.72%	35.72%	281	285	20	1	Not publicly traded	Argentina	Agricultural	2,595,247	7	56	249
Uranga Trading S.A.	35.72%	35.72%	69	60	8	(5)	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	23	193
Total Associates			350	345	28	(4)
Total Investments in subsidiaries, associates and join ventures			34,377	36,066	(651)	(3,819)

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2019 and for the fiscal year ended June 30, 2019 were as follows:

	12.31.19	06.30.19
Beginning of the period / year	94	99
Changes in fair value	12	(5)
End of the period / year	106	94

During the period ended December 31, 2019 and for the year ended June 30, 2019, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.7 to the consolidated financial statements, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2019 and for the fiscal year ended June 30, 2019 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 12.31.19	Total as of 06.30.19

Costs	5,831	314	6,145	5,830
Accumulated depreciation	(698)	(174)	(872)	(761)
Net book amount at the beginning of the period / year	5,133	140	5,273	5,069
Adjustments previous periods (AREA)	-	(6)	(6)	-
Additions	119	14	133	335
Disposals	(2)	(2)	(4)	(6)
Depreciation charge (i)	(40)	(18)	(58)	(125)
Balances at the end of the period / year	5,210	128	5,338	5,273

Costs	5,959	306	6,265	6,145
Accumulated depreciation	(749)	(178)	(927)	(872)
Net book amount at the end of the period / year	5,210	128	5,338	5,273

(i)
For the fiscal years ended December 31, 2019 and June 30, 2019, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 7 and Ps. 16 in "Costs"; Ps. 4 and Ps. 21 in “General and administrative expenses” and Ps. - and Ps. 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 82 and Ps. 98 were capitalized as part of the biological assets costs.
(ii)  Includes farms, buildings and facilities of farmlands properties.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
         Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2019 and for the fiscal year ended as of June 30, 2019 were as follows:

	Computer software	Rights of use	Total as of 12.31.19	Total as of 06.30.19
Costs	14	290	304	301
Accumulated amortization	(9)	(111)	(120)	(107)
Net book amount at the beginning of the period / year	5	179	184	194
Additions	4	-	4	3
Amortization charges (i)	(2)	(5)	(7)	(13)
Balances at the end of the period / year	7	174	181	184
Costs	18	290	308	304
Accumulated amortization	(11)	(116)	(127)	(120)
Net book amount at the end of the period / year	7	174	181	184

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

	12.31.19	06.30.19
Non Current
Owner occupied farmland	454	-
Machines and equipment	4	-
Total Right-of-use assets	458	-

The amortization charge of the right-of-use assets is detailed below:

	12.31.19	12.31.18
Owner occupied farmland	33	-
Machines and equipment	1	-
Total amortization of Right-of-use assets	34	-

11.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2019 and for the fiscal year ended as of June 30, 2019 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 12.31.19	Total as of 06.30.19
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	83	1,231	1,568	27	30	2,939	2,018
Purchases	-	-	6	-	-	6	8
Changes by transformation	(52)	52	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(99)	(74)	(1)	-	(174)	882
Decrease due to harvest	-	(1,755)	-	-	-	(1,755)	(3,313)
Sales	-	-	(446)	(1)	-	(447)	(369)
Consumes	-	-	(2)	-	(3)	(5)	(7)
Costs for the period	876	672	394	-	2	1,944	3,720
Balances at the end of the period / year	907	101	1,446	25	29	2,508	2,939

Non-current (production)	-	-	1,108	20	29	1,157	1,264
Current (consumable)	907	101	338	5	-	1,351	1,675
Net book amount at the end of the period / year	907	101	1,446	25	29	2,508	2,939

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the t six-month period ended December 31, 2019 and the year ended June 30, 2019 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 13 to the Consolidated Financial Statements as of June 30, 2019.
As of December 31, 2019 and June 30, 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

Breakdown of Company’s inventories as of December 31, 2019 and June 30, 2019 are as follows:

	12.31.19	06.30.19
Current
Crops	551	1,492
Materials and supplies	9	4
Seeds and fodders	1,122	804
Total inventories	1,682	2,300

As of December 31, 2019 and June 30, 2019 the cost of inventories recognized as expense amounted to Ps. 2,979 and Ps. 2,876, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 15 to the Annual Consolidated Financial Statements as of June 30, 2019.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2019 and June 30, 2019 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
December 31, 2019		Level 1	Level 2

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	2,454	-	-	2,454	654	3,108
Investment in financial assets
- Mutual funds	-	23	-	23	-	23
Derivative financial instruments
- Crops future contracts	-	9	-	9	-	9
- Foreign-currency futures contracts	-	7	36	43	-	43
Cash and cash equivalents
- Cash on hand and at bank	270	-	-	270	-	270
- Short-term investments	7	31	-	38	-	38
Total assets	2,731	70	36	2,837	654	3,491

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,444	-	1,444	200	1,644
Borrowings (Note 18)	28,479	-	28,479	-	28,479
Derivative financial instruments
- Crops future contracts	-	9	9	-	9
Total liabilities	29,923	9	29,932	200	30,132

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2019		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	2,008	-	2,008	649	2,657
Investment in financial assets
- Mutual funds	-	54	54	-	54
Cash and cash equivalents
- Cash on hand and at bank	44	-	44	-	44
- Short-term investments	-	84	84	-	84
Total assets	2,052	138	2,190	649	2,839

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 16)	1,001	-	1,001	120	1,121
Borrowings (excluding finance lease liabilities) (Note 18)	24,602	-	24,602	-	24,602
Finance lease obligations (Note 18)	6	-	6	-	6
Derivative financial instruments
- Foreign-currency futures contracts	-	5	5	-	5
- Crops future contracts	-	23	23	-	23
Total liabilities	25,609	28	25,637	120	25,757

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2019 and June 30, 2019 are as follows:
	12.31.19	06.30.19
Receivables from sale of properties (i)	923	809
Receivables from sale of agricultural products and services	423	405
Debtors under legal proceedings	7	9
Less: allowance for doubtful accounts	(8)	(9)
Total trade receivables	1,345	1,214
Prepayments	332	418
Tax credits	269	218
Loans	20	25
Advance payments	32	15
Expenses to recover	8	8
Others	88	54
Total other receivables	749	738
Related parties (Note 24)	1,006	696
Total trade and other receivables	3,100	2,648
Non-current	765	700
Current	2,335	1,948
Total trade and other receivables	3,100	2,648

(i) Net of implicit interests

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2019.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.19	06.30.19
Beginning of the period / year	9	18
Recovered	-	(4)
Inflation Adjustment	(1)	(5)
End of the period / year	8	9

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2019 and 2018:

	12.31.19	12.31.18
Loss for the period	(4,774)	(6,250)
Adjustments for:
Income tax	323	(69)
Depreciation and amortization	17	23
Impairment of interest in subsidiaries	-	218
Unrealized (gain) / loss from derivative financial instruments of commodities	(139)	(167)
Loss from derivative financial instruments (except commodities)	-	37
Changes in fair value of financial assets at fair value through profit or loss	(6)	5
Accrued interest, net	4,652	(661)
Unrealized initial recognition and changes in the fair value of biological assets	(218)	(88)
Changes in net realizable value of agricultural products after harvest	(465)	(89)
Provisions	75	(52)
Gain from repurchase of Non-convertible Notes	1	(2)
Share of profit in subsidiaries, associates and joint ventures	(62)	4,588
Changes in fair value of investment properties	(12)	(3)

Changes in operating assets and liabilities:
Decrease / (Increase) in biological assets	731	(450)
Decrease in inventories	1,083	306
(Decrease) / Increase in trade and other receivables	19	(284)
Increase in restricted assets	(147)	-
Decrease / (Increase) in derivative financial instruments	29	(3)
Decrease in provisions	(3)	-
Increase in trade and other payables	445	221
Decrease in payroll and social security liabilities	(128)	(124)
Net cash generated from / (used in) operating activities before income tax paid	1,421	(2,844)

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2019 and 2018:
	12.31.19	12.31.18
Non-cash activities
Dividends not collected	(28)	(6)
(Decrease) / increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(623)	(256)
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	-	(8)
Increase / (decrease) of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	(3)	6
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	2	-

16.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2019 and June 30, 2019 are as follows:

	12.31.19	06.30.19
Trade payables	359	347
Provisions	878	586
Sales, rent and services payments received in advance	181	96
Total trade payables	1,418	1,029
Taxes payable	19	24
Others	-	3
Total other payables	19	27
Related parties (Note 25)	207	65
Total trade and other payables	1,644	1,121
Current	1,644	1,121
Total trade and other payables	1,644	1,121

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 12.31.19	Total as of 06.30.19
Beginning of period / year	15	15	23
Additions	1	1	1
Inflation Adjustment	(3)	(3)	(9)
End of period / year	13	13	15

Non-current		9	11
Current		4	4
Total		13	15

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.       Borrowings

The detail of the Company’s borrowings as of December 31, 2019 and June 30, 2019 is as follows:

	Book value		Fair Value
	12.31.19	06.30.19	12.31.19	06.30.19
Non-convertible notes	13,629	10,125	11,097	9,444
Bank loans and others	9,443	11,467	9,429	11,471
Related parties (Note 25)	2,335	2,236	2,106	2,252
Finance leases obligations	-	6	-	6
Bank overdrafts	3,072	774	3,072	774
Total borrowings	28,479	24,608	25,704	23,947
Non-current	11,850	12,206
Current	16,629	12,402
Total borrowings	28,479	24,608

19.      Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.19	12.31.18
Deferred income tax	(323)	69
Income tax	(323)	69

The gross movements on the deferred income tax account were as follows:

	12.31.19	06.30.19
Beginning of the period / year	(2,822)	1,258
Charged to the Statement of Comprehensive Income	(323)	(4,080)
End of the period / year	(3,145)	(2,822)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	12.31.19	12.31.18
Tax calculated at the tax applicable tax rate in effect (i)	1,335	1,896
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	19	(1,480)
Income tax rate change (*)	(224)	(210)
Provision for unrecoverability of tax loss carry-forwards	(1,609)	(642)
Tax Transparency	(2)	(48)
Low of interest in subsidiaries	-	(64)
Non-taxable results, non-deductible expenses and others	(5)	15
Inflation adjustment for tax purposes	(1,179)
Inflation Adjustment	1,342	602
Income tax	(323)	69

(*) Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
 The Income Tax rate in effect in Argentina as of December 31, 2019 and 2018 was 30%. See Note 22 to the Annual Consolidated Financial Statements.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Revenues

	12.31.19	12.31.18
Crops	3,834	1,571
Cattle	559	273
Supplies	-	17
Leases and agricultural services	43	62
Total revenues	4,436	1,923

21.
Costs

	12.31.19	12.31.18
Crops	2,979	1,427
Cattle	447	217
Supplies	-	12
Leases and agricultural services	51	58
Other costs	12	18
Total costs	3,489	1,732

22.
Expenses by nature

	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 12.31.19	Total as of 12.31.18
Supplies and labors	33	1,612	-	-	1,645	1,643
Leases and expenses	-	2	12	1	15	12
Amortization and depreciation	7	82	10	-	99	69
Doubtful accounts (charge and recovery)	-	-	-	-	-	(2)
Cost of sale of agricultural products and biological assets	3,427	-	-	-	3,427	1,655
Advertising, publicity and other selling expenses	-	-	-	2	2	3
Maintenance and repairs	3	30	19	1	53	49
Payroll and social security liabilities	12	133	122	15	282	289
Fees and payments for services	2	12	16	22	52	43
Freights	2	37	-	526	565	217
Bank commissions and expenses	-	-	19	-	19	11
Travel expenses and stationery	2	15	9	1	27	35
Conditioning and clearance	-	-	-	113	113	54
Director’s fees	-	-	31	-	31	18
Taxes, rates and contributions	1	19	-	66	86	80
Others	-	-	-	-	-	7
Total expenses by nature as of 12.31.19	3,489	1,942	238	747	6,416	-
Total expenses by nature as of 12.31.18	1,732	1,900	232	319		4,183

(i)
Include Ps. 12 and Ps. 18 of other agricultural operating costs as of December 31, 2019 and 2018, respectively.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Other operating results, net

	12.31.19	12.31.18
Gain from commodity derivative financial instruments	26	236
Interests from operating assets	40	45
Gain from disposal of associates, subsidiaries and/or joint ventures	-	(275)
Others	10	52
Total other operating results, net	76	58

24.
Financial results, net

	12.31.19	12.31.18
Financial income:
Interest income	7	5
Total financial income	7	5

Financial costs:
Interest expenses	(1,311)	(751)
Other financial costs	(100)	(90)
Total financial costs	(1,411)	(841)

Other financial results:
Exchange rate difference, net	(3,602)	(798)
Fair value gains of financial assets at fair value through profit or loss	61	14
Loss from derivative financial instruments (except commodities)	120	(195)
Gain from repurchase of NCN	(1)	2
Total other financial results	(3,422)	(977)
Inflation Adjustment	(37)	439
Total financial results, net	(4,863)	(1,374)

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 31 to the Consolidated Financial Statements as of June 30, 2019.

The following is a summary of the balances with related parties as of December 31, 2019 and June 30, 2019:
Items	12.31.19	06.30.19
Trade and other payables	(207)	(65)
Borrowings	(2,335)	(2,236)
Trade and other receivables	1,006	696
Total	(1,536)	(1,605)

Related party	12.31.19	06.30.19	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	49	31	Corporate services receivable	Trade and other receivables
	(4)	(10)	Leases payable	Trade and other payables
	5	14	Reimbursement of expenses receivable	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	1	1	Administration fees	Trade and other receivables
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(3)	(1)	Reimbursement of expenses payable	Trade and other payables
	-	267	Dividends receivables	Trade and other receivables
	8	6	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	179	28	Sale of goods and/or services	Trade and other receivables
	2	1	Reimbursement of expenses receivable	Trade and other receivables
Helmir S.A.	(556)	(482)	Borrowings	Borrowings
	393	-		Trade and other receivables
Ombú Agropecuaria S.A.	2	4	Administration fees	Trade and other receivables
	(5)	(6)	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	2	4	Administration fees	Trade and other receivables
	1	-	Reimbursement of expenses	Trade and other receivables
Yatay Agropecuaria S.A.	2	3	Administration fees	Trade and other receivables
	(340)	(296)	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	2	3	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	278	174	Brokerage operations receivable	Trade and other receivables
	1	-	Reimbursement of expenses receivable	Trade and other receivables
	-	1	Administration fees	Trade and other receivables
	(90)	(16)	MAT operations	Trade and other payables
Total Subsidiaries	(72)	(273)
Agro-Uranga S.A.	-	1	Dividends receivables	Trade and other receivables
	-	9	Reimbursement of expenses receivable	Trade and other receivables
Total Associates	-	10

IRSA Propiedades Comerciales S.A.	13	34	Reimbursement of expenses receivable	Trade and other receivables
	4	4	Share based payments	Trade and other receivables
	(1,407)	(1,429)	Non-convertible notes	Borrowings
	58	108	Corporate services	Trade and other receivables
Panamerican Mall S.A.	(32)	(29)	Non-convertible notes	Borrowings
Amauta Agro S.A. (formerly FyO Trading S.A.)	(71)	-	Purchase of goods and/or services	Trade and other payables
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	2	-	Reimbursement of expenses payable	Trade and other receivables
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	(14)	(1)	Sale of goods and/or services	Trade and other payables
Total Subsidiaries of the subsidiaries	(1,447)	(1,313)

CAMSA and its subsidiaries	1	2	Management fees	Trade and other receivables
Estudio Zang, Bergel & Viñes	(2)	(1)	Legal services	Trade and other payables
Other Related parties	(1)	1

Inversiones Financieras del Sur S.A. (1)	2	-	Loans granted	Trade and other receivables
Total Parent Company	2	-

Directors and Senior Management	(18)	(30)	Director's fees	Trade and other payables
Total Directors and Senior Management	(18)	(30)
Total	(1,536)	(1,605)

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2019 and 2018:

Related party	12.31.19	12.31.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(3)	(6)	Leases and/or rights of use
	59	57	Corporate services
Futuros y Opciones.Com S.A.	(11)	(6)	Purchase of goods and/or services
	1	2	Management fees
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	312	177	Sale of goods and/or services
Helmir S.A.	(87)	(121)	Financial operations
Total subsidiaries	271	103

Panamerican Mall S.A.	(5)	(3)	Financial operations
Yatay Agropecuaria S.A.	(8)	(6)	Financial operations
IRSA Propiedades Comerciales S.A.	(5)	(3)	Leases and/or rights of use
	189	167	Corporate services
	(241)	(48)	Financial operations
Amauta Agro S.A. (formerly FyO Trading S.A.)	(71)	(75)	Sale of goods and/or services
FyO Acopio S.A.	-	94	Sale of goods and/or services
	-	14	Management fees
	(44)	(48)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	(185)	92

Estudio Zang, Bergel & Viñes	(2)	(2)	Legal services
Hamonet S.A.	(1)	-	Leases and/or rights of use
San Bernardo de Córdoba S.A.	(1)	-	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(1)	(2)	Leases and/or rights of use
Other Related parties	(5)	(4)

Inversiones Financieras del Sur S.A.	2	-	Financial operations
Total Parent Company	2	-

Directores	(31)	(18)	Compensation of Directors
Senior Management	(12)	(6)	Compensation of Senior Management
Total Directors and Senior Management	(43)	(24)
Total	40	167

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2019 and 2018:

Related party	12.31.19	12.31.18	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A.	3	3	Additional paid-in capital
Helmir S.A.	164	-	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A.	-	57	Additional paid-in capital
	-	8	Capitalization of credits
Agropecuarias Santa Cruz de la Sierra S.A.	-	35	Additional paid-in capital
Total subsidiary contributions	167	103
IRSA Inversiones y Representaciones Sociedad Anónima	322	1,448	Dividends received
IRSA Propiedades Comerciales S.A.	9	-	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	52	71	Dividends received
Agro-Uranga S.A.	23	19	Dividends received
Futuros y Opciones.Com S.A.	125	31	Dividends received
Total dividends received	531	1,569

Stock loan granted

On October 18, 2019, the Board of Directors of Cresud approved the granting of a loan of 3,235,000 American Depositary Receipts ("ADRs") from IRSA Inversiones y Representaciones Sociedad Anónima, owned by the Company to Inversiones Financieras del Sur S.A., Company controlled by the president of our Company. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with stocks of equivalent value.

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 12.31.19	Total as of 12.31.18
Beginning of the period / year	1,595	2,300	-	3,895	3,466
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(75)	-	-	(75)	(255)
Changes in the net realizable value of agricultural products after harvest	-	465	-	465	89
Increase due to harvest	-	1,766	-	1,766	954
Acquisitions and classifications	6	1,251	-	1,257	1,276
Consume	(2)	(1,121)	-	(1,123)	(1,095)
Expenses incurred	394	-	51	445	401
Inventories	(1,471)	(1,682)	-	(3,153)	(3,123)
Cost as of 12.31.19	447	2,979	51	3,477	-
Cost as of 12.31.18	217	1,439	57	-	1,713

(1)
Corresponds to breeding cattle movements and other cattle.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2019 and June 30, 2019 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.19	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	17	59.690	1,016	932
Receivables with related parties:
US Dollar	7	59.890	401	5
Brazilian Reais	-	-	-	265
Total trade and other receivables			1,417	1,202

Cash and cash equivalents
US Dollar	5	59.690	295	124
Brazilian Reais	-	-	-	1
Total Cash and cash equivalents			295	125

Liabilities
Trade and other payables
US Dollar	2	59.890	136	170
Payables with related parties:
US Dollar	1	59.890	77	-
Brazilian Reais	-	16.100	3	1
Bolivian Pesos	30	0.168	5	4
Total trade and other payables			221	175

Derivative financial instruments
US Dollar	-	59.890	9	23
Total derivative instruments			9	23

Lease Liabilities
US Dollar	-	59.890	4	-
Total Lease Liabilities			4	-

Borrowings
US Dollar	424	59.890	25,423	23,901
Total Borrowings			25,423	23,901

(1)
Exchange rate as of December 31, 2019 according to Banco Nación Argentina records.

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 12,929. The Company has issued during the current fiscal year and after December 31, 2019 NCN for a total of US$ 111 million. Also, within the framework of what was approved by the Shareholders' Meeting held on October 30, 2019, the Company is analyzing different financing alternatives to reduce its negative working capital, either through the issuance of debt, equity and / or from the sale of selected assets.

31.
Subsequent events

See others subsequent events in Note 35 to the Unaudited Condensed Interim Consolidated Financial Statements.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.        Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

           None.

2.       Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

          Are detailed in the Business Review.

3.      Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		12.31.19	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Total
Accounts receivables	Trade and other receivables	-	254	-	1,877	203	1	-	341	253	171	3,100
	Income tax and minimum presumed income tax and deferred income tax	-	-	38	-	-	-	-	-	-	-	38
	Total	-	254	38	1,877	203	1	-	341	253	171	3,138
Liabilities	Trade and other payables	-	82	-	1,562	-	-	-	-	-	-	1,644
	Borrowings	-	-	-	7,782	2,753	1,412	4,682	4,652	434	6,764	28,479
	Lease liabilities	-	-	-	33	115	50	55	99	-	-	352
	Payroll and social security liabilities	-	-	-	62	-	79	-	-	-	-	141
	Provisions	-	-	-	-	-	4	-	9	-	-	13
	Deferred income tax liabilities	-	-	3,145	-	-	-	-	-	-	-	3,145
	Total	-	82	3,145	9,439	2,868	1,545	4,737	4,760	434	6,764	33,774

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.        Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	1,610	725	2,335	73	692	765	1,683	1,417	3,100
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	38	-	38	38	-	38
	Total	1,610	725	2,335	111	692	803	1,721	1,417	3,138
Liabilities	Trade and other payables	1,423	221	1,644	-	-	-	1,423	221	1,644
	Borrowings	3,118	13,511	16,629	-	11,850	11,850	3,118	25,361	28,479
	Lease liabilities	249	4	253	99	-	99	348	4	352
	Payroll and social security liabilities	141	-	141	-	-	-	141	-	141
	Provisions	4	-	4	9	-	9	13	-	13
	Deferred income tax liabilities	-	-	-	3,145	-	3,145	3,145	-	3,145
	Total	4,935	13,736	18,671	3,253	11,850	15,103	8,188	25,586	33,774

4.b.        Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2019, there are no receivable and liabilities subject to adjustment clause.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.        Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current						Non-accruing interest
Items		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest		Accruing interest
		Fixed	Floating		Subtotal	Fixed	Floating		Subtotal	Fixed	Floating		Total
Accounts receivables	Trade and other receivables	645	2	1,688	2,335	692	-	73	765	1,337	2	1,761	3,100
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	38	38	-	-	38	38
	Total	645	2	1,688	2,335	692	-	111	803	1,337	2	1,799	3,138
Liabilities	Trade and other payables	-	-	1,644	1,644	-	-	-	-	-	-	1,644	1,644
	Borrowings	15,688	476	465	16,629	10,731	1,119	-	11,850	26,419	1,595	465	28,479
	Lease liabilities	253	-	-	253	99	-	-	99	352	-	-	352
	Payroll and social security liabilities	-	-	141	141	-	-	-	-	-	-	141	141
	Provisions	-	-	4	4	-	-	9	9	-	-	13	13
	Deferred income tax liabilities	-	-	-	-	-	-	3,145	3,145	-	-	3,145	3,145
	Total	15,941	476	2,254	18,671	10,830	1,119	3,154	15,103	26,771	1,595	5,408	33,774

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2019
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550. See Note 6.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 25.

6.
Loans to directors.

See Note 25.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.          Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2019 and 2018.

9.           Appraisal revaluation of property, plant and equipment.

None.

10.         Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.         Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2019 and 2018.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.         Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	2,624	4,714
Vehicles	Third parties, theft, fire and civil liability	53	42

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.         Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

  Not applicable.

17.        Unpaid accumulated dividends on preferred shares.

  None.

18.        Restrictions on distributions of profits.

            According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

30

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23°floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2019, and the unaudited condensed interim separate statements of income and other comprehensive income for the six and three-month period ended December 31, 2019, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2019 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim separate financial statements.

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim separate financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim financial reporting'.

Emphasis of paragraph

Without qualifying our conclusion, we draw attention to Note 6 to these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free Translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2019, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 19,718,032, which was not claimable at that date.

Autonomous City of Buenos Aires, February 10, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	6M 20	6M 19	YoY Var
Revenues	55,158	47,795	15.4%
Costs	-37,032	-31,624	17.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,249	708	76.4%
Changes in the net realizable value of agricultural produce after harvest	422	52	711.5%
Gross profit	19,797	16,931	16.9%
Net gain from fair value adjustment on investment properties	3,623	-9,186	-
Gain from disposal of farmlands	299	81	269.1%
General and administrative expenses	-5,301	-5,331	-0.6%
Selling expenses	-7,065	-6,042	16.9%
Other operating results, net	-2,402	1,218	-297.2%
Result from operations	8,951	-2,329	-
Depreciation and Amortization	7,517	4,923	52.7%
EBITDA (unaudited)	16,468	2,594	534.8%
Adjusted EBITDA (unaudited)	14,227	12,733	11.7%
Loss from joint ventures and associates	-1,502	-1,230	22.1%
Result from operations before financing and taxation	7,449	-3,559	-
Financial results, net	-19,325	-11,485	68.3%
Result before income tax	-11,876	-15,044	-21.1%
Income tax expense	-3,090	3,375	-191.6%
Result for the period from continued operations	-14,966	-11,669	28.3%
Result from discontinued operations after income tax	16,639	3,042	447.0%
Result for the period	1,673	-8,627	-

Attributable to
Equity holder of the parent	-4,746	-6,027	-21.3%
Non-controlling interest	6,419	-2,600	-

Consolidated revenues increased by 15.4% in the first half of fiscal year 2020 compared to the same period of 2019, while adjusted EBITDA reached ARS 14,227 million, 11.7% higher than in the same period of fiscal year 2019, of which ARS 2,601 million come from the agricultural business due to higher productive results of sugarcane activity offset by lower results from farmland sales and ARS 11,626 million come from the urban properties and investments business (IRSA).

Net result for the first half of fiscal year 2020 recorded a gain of ARS 1,673 million compared to a loss of ARS 8,627 million in the same period of fiscal year 2019 mainly explained by higher results from changes in the fair value of investment properties in the Argentine business center and the result from the deconsolidation of Gav-Yam, due to the loss of control, in the Israel business center through IRSA, offset among other effects, by the loss from exchange rate differences in Argentina. Net result attributable to the controlling shareholder registered a loss of ARS 4,746 million compared to a loss of ARS 6,027 million in the first half of 2019.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

Description of Operations by Segment

	6M 2020
		Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	6M 20 vs. 6M 19
Revenues	12,821	6,531	34,767	41,298	54,119	16.6%
Costs	-10,841	-1,378	-23,498	-24,876	-35,717	19.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,104	-	-	-	1,104	109.5%
Changes in the net realizable value of agricultural produce after harvest	422	-	-	-	422	711.5%
Gross profit	3,506	5,153	11,269	16,422	19,928	16.9%
Net gain from fair value adjustment on investment properties	12	4,028	-164	3,864	3,876	-
Gain from disposal of farmlands	299	-	-	-	299	269.1%
General and administrative expenses	-671	-1,133	-3,528	-4,661	-5,332	-0.5%
Selling expenses	-1,291	-536	-5,229	-5,765	-7,056	16.7%
Other operating results, net	149	-42	-2,594	-2,636	-2,487	-353.5%
Result from operations	2,004	7,470	-246	7,224	9,228	-
Share of profit of associates	155	-1,289	-563	-1,852	-1,697	63.5%
Segment result	2,159	6,181	-809	5,372	7,531	-

	6M 2019
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	8,403	7,100	30,920	38,020	46,423
Costs	-6,978	-1,235	-21,744	-22,979	-29,957
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	527	-	-	-	527
Changes in the net realizable value of agricultural produce after harvest	52	-	-	-	52
Gross profit	2,004	5,865	9,176	15,041	17,045
Net gain from fair value adjustment on investment properties	-34	-9,641	487	-9,154	-9,188
Gain from disposal of farmlands	81	-	-	-	81
General and administrative expenses	-616	-1,311	-3,430	-4,741	-5,357
Selling expenses	-749	-501	-4,797	-5,298	-6,047
Other operating results, net	323	-308	966	658	981
Result from operations	1,009	-5,896	2,402	-3,494	-2,485
Share of profit of associates	-20	-396	-622	-1,018	-1,038
Segment result	989	-6,292	1,780	-4,512	-3,523

Agricultural Business

Period Summary

The 2020 Campaign is progressing with good weather conditions in the region, with all the crops implanted, average yields and controlled costs can be expected. Regarding commodities’ prices, the market is expectant after the commercial agreement between the US and China, hoping it will materialize in new businesses that define the direction of the market.

Regarding farmland sales, our subsidiary Brasilagro has completed in the first quarter of FY 2020 the sale of a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil for an amount of BRL 22.7 million and during the second quarter, it has sold a small fraction of 85 hectares of its “Alto Taquarí” farm, located in the State of Mato Grosso, for BRL 5.5 million.

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

Our Portfolio

Our portfolio under management, as of December 31, 2019, was composed of 730,481 hectares, of which 289,538 are in operation and 440,943 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

As a subsequent event, BrasilAgro has added 28,930 hectares to its portfolio as a result of the merge with Agrifirma (see “Material events of the quarter and subsequent events”)

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands		Land Reserves			Total
	Agricultural	Cattle	Under Development Phase 1	Under Development Phase 2	Reserved
Argentina	64,780	147,657	9,170	2,946	312,040	536,593
Brazil	43,478	10,657	200	4,442	65,660	124,438
Bolivia	8,858	-	-	-	1,017	9,875
Paraguay	11,907	3,064	3,000	-	41,519	59,490
Total	129,023	161,379	12,370	7,388	420,236	730,396
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	59,535	12,635	450	72,620
Brazil	50,878	-	2,317	53,195
Bolivia	1,017	-	-	1,017
Total	111,430	12,635	2,767	126,832
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first quarter of fiscal year 2020 Brasilagro completed the sale of a fraction of 1,134 hectares of the “Jatobá” farm located in Jaborandi, State of Bahia, Brazil for an amount of BRL 22.7 million (BRL / ha 20,018). The farm was valued in books at BRL 1.7 million and the internal rate of return in dollars reached 7.0%.

In October 2019, it has sold a small fraction of 85 hectares of its “Alto Taquarí” farm, located in the State of Mato Grosso, for BRL 5.5 million. The farm was valued in the books at BRL 1.2 million and the internal rate of return in dollars was 13.0%.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

in ARS million	6M 20	6M 19	YoY Var
Revenues	-	-	-
Costs	-12	-15	-20.0%
Gross loss	-12	-15	-20.0%
Net gain from fair value adjustment on investment properties	12	-34	-
Gain from disposal of farmlands	299	81	269.1%
General and administrative expenses	-1	-2	-50.0%
Selling expenses	-	-2	-100.0%
Other operating results, net	-49	43	-
Profit from operations	249	71	252.1%
Segment profit	249	71	252.1%
EBITDA	252	80	215.0%
Adjusted EBITDA	239	1,468	-83.7%

Area under Development (hectares)	Projected for 2019/2020
Argentina	2,946
Brasil	4,442
Paraguay	-
Total	7,388

During this campaign, we expect to transform 7,388 in the region: 2,946 hectares in Argentina and 4,442 hectares in Brazil.

II)
Agricultural Production

The result of the Farming segment increased by ARS 826 million, from ARS 716 million gain during the first half of fiscal year 2019 to ARS 1,542 million gain during the same period of 2020.

in ARS million	6M 20	6M 19	YoY Var
Revenues	8,347	4,739	76.1%
Costs	-7,102	-4,057	75.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,085	551	96.9%
Changes in the net realizable value of agricultural produce after harvest	422	52	711.5%
Gross profit	2,752	1,285	114.2%
General and administrative expenses	-434	-381	13.9%
Selling expenses	-913	-441	107.0%
Other operating results, net	109	255	-57.3%
Profit from operations	1,514	718	110.9%
Profit from associates	28	-2	-
Segment profit	1,542	716	115.4%
EBITDA	2,083	982	112.1%
Adjusted EBITDA	2,083	982	112.1%

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

II.a) Crops and Sugarcane
Crops

in ARS million	6M 20	6M 19	YoY Var
Revenues	5,290	2,552	107.3%
Costs	-4,349	-2,304	88.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	88	459	-80.8%
Changes in the net realizable value of agricultural produce after harvest	422	52	711.5%
Gross profit	1,451	759	91.2%
General and administrative expenses	-254	-196	29.6%
Selling expenses	-784	-338	132.0%
Other operating results, net	108	262	-58.8%
Profit from operations	521	487	7.0%
Share of loss of associates	28	-2	-
Segment profit	549	485	13.2%

Sugarcane

in ARS million	6M 20	6M 19	YoY Var
Revenues	2,180	1,672	30.4%
Costs	-2,039	-1,356	50.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,071	335	219.7%
Gross profit	1,212	651	86.2%
General and administrative expenses	-108	-112	-3.6%
Selling expenses	-61	-48	27.1%
Other operating results, net	-1	-3	-66.7%
Profit from operations	1,042	488	113.5%
Segment profit	1,042	488	113.5%

Operations

Production Volume1)	6M20	6M19	6M18	6M17	6M16
Corn	286,685	108,173	257,650	227,042	174,105
Soybean	14,077	13,178	11,088	4,649	12,064
Wheat	35,590	31,074	31,193	29,360	14,798
Sorghum	3,229	1,049	606	732	448
Sunflower	-	951	2,181	55	-
Cotton	3,236	-	-	-	-
Others	3,840	1,947	1,171	2,150	5,284
Total Crops (tons)	346,657	156,372	303,889	263,988	206,699
Sugarcane (tons)	1,634,521	1,431,109	911,759	554,260	877,396
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	6M20			6M19			6M18			6M17			6M16
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	238.4	54.3	292.7	113.0	-	113.0	206.0	6.0	212.0	196.1	-	196.1	93.7	37.9	131.6
Soybean	117.0	42.3	159.3	53.0	42.6	95.6	69.8	5.8	75.6	53.1	-	53.1	86.9	8.5	95.4
Wheat	19.7	-	19.7	13.4	-	13.4	23.4	-	23.4	1.2	1.0	2.2	6.2	28.9	35.1
Sorghum	-	-	-	0.2	-	0.2	-	-	-	0.7	-	0.7	0.3	-	0.3
Sunflower	5.8	-	5.8	2.1	-	2.1	0.5	-	0.5	0.6	-	0.6	4.7	-	4.7
Cotton	1.8	1.4	3.2	-	-	-	-	-	-	-	-	-	-	-	-
Others	2.1	-	2.1	0.2	-	0.2	0.8	-	0.8	2.1	-	2.1	2.7	-	2.7
Total Crops (thousands of tons)	384.8	98.0	482.8	181.9	42.6	224.5	300.5	11.8	312.3	253.8	1.0	254.8	194.5	75.3	269.8
Sugarcane (thousands of tons)	1,572.8	-	1,572.8	1,414.6	-	1,414.6	1,234.8	-	1,234.8	554,1	-	554,1	827,3	-	827,3
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

The result of the Grains activity decreased ARS 64 million, from ARS 485 million gain during the first half of 2019 to ARS 549 million gain during the same period of 2020, mainly as a result of:

●
Better results in Argentina due to the price increase generated by the peso devaluation, boosted by greater grain stocks from 18-19 campaign, which impacts as a higher gain both in the holding result an in the gross sales margin.
●
The mentioned results are partially offset by lower results obtained in Brazil due to the lower progress in soybean and the increase in administrative expenses assigned to the segment, as well as a negative variation in the productive result from Bolivia, mainly due to lower prices, yields and cultivated hectares of soybean, slightly offset by higher prices and cultivated hectares of corn.

The result of the Sugarcane activity increased ARS 554 million, from a ARS 488 million gain in the first half of 2019 to ARS 1,042 million gain in the same period of 2020. This is mainly due to a higher profit in Brazil as a result of an increase in productive result due to better yields, higher total sugar obtained and better prices.

Area in Operation (hectares) (1)	As of 12/31/19	As of 12/31/18	YoY Var
Own farms	103,548	97,658	6.0%
Leased farms	136,997	139,159	-1.6%
Farms under concession	25,609	21,801	17.5%
Own farms leased to third parties	13,837	14,325	-3.4%
Total Area Assigned to Production	279,991	272,943	2.6%
(1) Includes AgroUranga, Brazil and Paraguay,

The area in operation assigned to the crops and sugarcane activity increased by 2.6% as compared to the same period of the previous fiscal year.

II.b) Cattle Production

Production Volume (1)	6M20	6M19	6M18	6M17	6M16
Cattle herd (tons)	5,354	5,467	4,731	4,448	3,717
Milking cows (tons)	-	-	186	258	311
Cattle (tons)	5,354	5,467	4,917	4,706	4,028
(1)
Includes Carnes Pampeanas

Volume of	6M20			6M19			6M18			6M17			6M16
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	9.3	-	9.3	4.9	-	4.9	5.5	-	5.5	4.3	-	4.3	5.7	-	5.7
Milking cows(2)	-	-	-	-	-	-	1.3	-	1.3	0.7	-	0.7	0.3	-	0.3
Cattle (thousands of tons)	9.3	-	9.3	4.9	-	4.9	6.8	-	6.8	5.0	-	5.0	6.0	-	6.0
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas
(2)  Milk was discontinued on IIQ 2018

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

    Cattle

In ARS Million	6M 20	6M 19	YoY Var
Revenues	766	395	93.9%
Costs	-654	-339	92.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce	-74	-243	-69.5%
Gross gain / (loss)	38	-187	-
General and administrative expenses	-44	-41	7.3%
Selling expenses	-56	-40	40.0%
Other operating results, net	2	-2	-
Loss from operations	-60	-270	-77.8%
Segment loss	-60	-270	-77.8%

Area in operation – Cattle (hectares) (1)	As of 12/31/19	As of 12/31/18	YoY Var
Own farms	72,061	79,071	-8.9%
Leased farms	12,635	14,135	-10.6%
Farms under concession	2,993	2,703	10.7%
Own farms leased to third parties	1,775	1,775	-
Total Area Assigned to Cattle Production	89,464	97,684	-8.4%
(1) Includes AgroUranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/19	As of 12/31/18	YoY Var
Breeding stock	85,423	88,755	-3.8%
Winter grazing stock	16,860	18,502	-8.9%
Sheep stock	11,071	10,402	6.4%
Total Stock (heads)	113,354	117,659	-3.7%

The result of the Cattle activity increased by ARS 210 million: from a ARS 270 million loss during the first half of fiscal year 2019 to a ARS 60 million loss in the same period of 2020, as a result of a positive variation in the holding result as well as selling results of live cattle, because prices for this fiscal year raised at a higher pace than inflation.

II.c) Agricultural Rental and Services

in ARS million	6M 20	6M 19	YoY Var
Revenues	111	120	-7.5%
Costs	-60	-58	3.4%
Gross profit	51	62	-17.7%
General and Administrative expenses	-28	-32	-12.5%
Selling expenses	-12	-15	-20.0%
Other operating results, net	-	-2	-100.0%
Profit from operations	11	13	-15.4%
Segment profit	11	13	-15.4%

The result of the activity decreased by ARS 2 million, from a ARS 13 million gain in the first half of 2019 to a ARS 11 million gain in the same period of 2020.

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our meatpacking facility in La Pampa and our investment in FyO.

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

The result of the segment increased by ARS 158 million, going from an ARS 311 million gain for the first half of fiscal year 2019 to a gain of ARS 469 million for the same period of 2020 mainly due to:

●
A higher gain from the meatpacking facility as a result of the growth of external market sales over total sales (20% in 1H19 vs. 40% in 1H20) along with the positive impact of the exchange rate depreciation, additionally local market sales decreased but their prices remained slightly above inflation. Additionally, during this period, the fattening of own live cattle generated a gain due to the price increase although the volume was lower in number of heads.
●
A positive variation in associates results related to the capital increase in Agrofy S.A.
●
The abovementioned effects are partially offset by a lower profit from FyO grain trading operations due to the fact that in this year lower margins were obtained in the collection positions, although offset by the financial results generated by the effect of exchange rate variations and rates in these positions that are not captured at the level of the operating result. Additionally, sales gross margin of inputs was reduced as a result of the increase in intermediation costs generated by the expansion strategy initiated in December 2018. Likewise, this trend in the operating result was partially offset by better results of the commissions of brokerage of grains, product of the greater volumes transacted.

In ARS million	6M 20	6M 19	YoY Var
Revenues	4,474	3,664	22.1%
Costs	-3,727	-2,906	28.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	19	-24	-
Gross profit	766	734	4.4%
General and administrative expenses	-135	-124	8.9%
Selling expenses	-378	-306	23.5%
Other operating results, net	89	25	256.0%
Profit from operations	342	329	4.0%
Profit from associates	127	-18	-
Segment Profit	469	311	50.8%
EBITDA	372	352	5.7%
Adjusted EBITDA	372	352	5.7%

IV) Corporate Segment

The negative result of the segment increased by ARS 7 million, going from a loss of ARS 107 million in the first half of 2019 to a loss of ARS 100 million for the same period of 2020.

In ARS million	6M 20	6M 19	YoY Var
General and administrative expenses	-101	-109	-7.3%
Loss from operations	-101	-109	-7.3%
Segment loss	-101	-109	-7.3%
EBITDA	-100	-107	-6.5%
Adjusted EBITDA	-100	-107	-6.5%

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2019, our direct and indirect equity interest in IRSA was 62.4% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

In ARS million	6M 20	6M 19	YoY Var
Revenues	42,773	39,719	7.7%
Profit / (loss) from operations	6,939	-3,335	-
EBITDA	13,854	1,303	963.2%
Adjusted EBITDA	11,625	10,050	15.7%
Segment Result	5,372	-4,512	-

Consolidated revenues from sales, rentals and services increased by 7.7% in the first half of fiscal year 2020 compared to the same period in 2019, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 11,625 million, 15.7% higher than the same period of fiscal year 2019.

Argentina Business Center

In ARS million	6M 20	6M 19	YoY Var
Revenues	8,006	8,799	-9.0%
Profit / (loss) from operations	7,185	-5,737	-
EBITDA	7,425	-5,584	-
Adjusted EBITDA	3,411	3,651	-6.6%

Israel Business Center

In ARS million	6M 20	6M 19	YoY Var
Revenues	34,767	30,920	12.4%
(Loss) / profit from operations	-246	2,402	-110.2%
EBITDA	6,429	6,887	-6.7%
Adjusted EBITDA	8,214	6,399	28.4%

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	50.0	Variable	< 30 days
Cresud 2020 NCN, Series XXIV	USD	73.6	9.00%	Nov-20
Cresud 2020 NCN, Series XXV	USD	59.6	9.00%	Jul-21
Cresud 2023 NCN, Series XXIII (1)	USD	113.0	6.50%	Feb-23
Other debt	USD	152.4	-	-
CRESUD’s Total Debt (3)		448.6
Cash and cash equivalents (3)		5.5
Total Net Debt		443.1
Brasilagro’s Total Net Debt		44.9
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 59.89 ARS/USD and 4.023 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) CRESUD stand-alone.

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

Urban Properties and Investments Business

Operations Center in Argentina

The following table describes our total debt as of December 31, 2019:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	20.7	Floating	< 360 days
Series II Non-Convertible Notes (USD)	USD	71.4	11.50%	Jul-20
Series II Non-Convertible Notes (CLP)	CLP	42.1	10.50%	Aug-20
Series I Non-Convertible Notes	USD	181.5	10.00%	Nov-20
Loan with IRSA CP	USD	26.5	-	Nov-22
Other debt	USD	26.5	-	Feb-22
IRSA’s Total Debt		368.7
Cash & Cash Equivalents + Investments (3)	USD	1.2
IRSA’s Net Debt	USD	367.5
Bank overdrafts	ARS	7.9	-	< 360 d
IRCP NCN Class IV(2)	USD	133.9	5.0%	Sep-20
PAMSA loan	USD	35.0	Fixed	Feb-23
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		536.8
Cash & Cash Equivalents + Investments (3)		189.9
IRSA CP’S Net Debt		346.9
(1) Principal amount in USD (million) at an exchange rate of Ps. 59.89 ARS /USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Net of repurchase.
(3) “Cash & Cash Equivalents plus Investments” includes Cash & Cash Equivalents and Investments in Current Financial Assets.

Israel Business Center

Financial debt as of December 31, 2019:

Indebtedness(1)	Net (NIS million)
IDBD’s Total Debt	1,817
DIC’s Total Debt	2,875
(1) Cash in IDB includes NIS 192 million as a collateral of Clal swap transaction

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-19	Jun-19
Current assets	193,970	192,579
Non-current assets	354,597	446,572
Total assets	548,567	639,151
Current liabilities	132,795	112,737
Non-current liabilities	332,132	414,434
Total liabilities	464,927	527,171
Total capital and reserves attributable to the shareholders of the controlling company	14,951	21,163
Minority interests	68,689	90,817
Shareholders’ equity	83,640	111,980
Total liabilities plus minority interests plus shareholders’ equity	548,567	639,151

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-19	Dec-18
Gross profit	19,797	16,931
Profit from operations	8,951	-2,329
Share of profit of associates and joint ventures	-1,502	-1,230
Profit / (loss) from operations before financing and taxation	7,449	-3,559
Financial results, net	-19,325	-11,485
Loss before income tax	-11,876	-15,044
Income tax expense	-3,090	3,375
Loss of the period of continuous operations	-14,966	-11,669
Profit of discontinued operations after taxes	16,639	3,042
Profit / (loss) for the period	1,673	-8,627
Controlling company’s shareholders	-4,746	-6,027
Non-controlling interest	6,419	-2,600

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-19	Dec-18
Net cash generated by operating activities	19,465	8,077
Net cash generated by / (used in) investment activities	13,584	-293
Net cash (used in) / generated by financing activities	-48,086	3,986
Total net cash (used in) / generated during the fiscal period	-15,037	11,770

Ratios

In ARS million	Dec-19	Dec-18
Liquidity (1)	1.461	1.708
Solvency (2)	0.180	0.212
Restricted capital (3)	0.646	0.699
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

October 2019: Loan to Inversiones Financieras del Sur S.A.

By letter dated October 18, 2019, the Board of Directors of the company has approved the granting of a loan of 3,235,000 American Depositary Receipts (ADRs) of IRSA Inversiones y Representaciones Sociedad Anónima, held by the Company, to Inversiones Financieras del Sur S.A., a company controlled by the Company’s president. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

Having consulted the Audit Committee in the terms of Chapter III of the Rules of the National Securities Commission, as well as articles 72 and 110 Inc. h) Section IV of the Capital Market Law Nº26.831, it has issued an opinion without objections to be made regarding the transaction above mentioned. Such opinion is at disposal of the Shareholders in the corporate headquarters.

October 2019: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2019, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Absorb accumulated losses as of June 30, 2019 with the special reserve and the special reserve RG 609/12
●
Distribution of treasury own shares for up to 13.000.000.
●
Designation of board members.
●
Compensations to the Board of Directors for the fiscal year ended June 30, 2019

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

●
Capital increase for up to the sum of nominal value ARS 180,000,000, by issuing up to 180,000,000 ordinary shares of ARS 1 Nominal Value each and one vote per share equivalent to 33.49% of the current Capital Stock.
●
Incentive plan for employees. management and directors to be integrated without premium for up to 1% of the Capital Stock.

November 2019: Distribution of treasury shares

On November 14, 2019, the company distributed own treasury shares for a total of 13,000,000 ordinary shares. The distribution constitutes 0.02660982197 shares per ordinary share and 0.2660982197 per ADR, which represents a percentage of 2.591485395% of the stock capital of ARS 501.642.804.- and 2.660982197% of the stock capital net of treasury shares.

January 2020: BrasilAgro’s shares partial sale

As a subsequent event, on January 20, 2020, the Company sold in the market 3,400,000 shares of its subsidiary BrasilAgro representatives of 5.98% of the share capital for an amount of USD 15.6 million.

November 2019 and January 2020: BrasilAgro’s merge with Agrifirma

As a subsequent event, on January 27, 2020, and in accordance with the terms and conditions established in the Merger Agreement signed on November 22, 2019, Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, becoming BrasilAgro the controlling shareholder of Agrifirma Agropecuária owning 100% of the total voting share capital. The capital of BrasilAgro increased by BRL 115,586,579.79 from BRL 584,224,000 to BRL 699,810,579.79, through the issuance of 5,215,385 new common, registered, book-entry shares with no par value, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such manner that the share capital of BrasilAgro increased to 62,104,301 shares.

A subscription warrant was also issued in favor of AB Holdings, a shareholder of Agrifirma Holding, which will entitle AB Holding (or its permitted successors and assigns) to subscribe up to 654,487 new ordinary shares, registered with no par value of BrasilAgro, subject to the terms and conditions established in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was BRL 31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

 As a result of this transaction, Cresud' stake in BrasilAgro, net of treasury shares, was reduced to approximately 33.6%.

January 2020: Notes issuance

As a subsequent event, on January 30, 2020, the Company issued in the local market USD 51.4 million through the following Notes:

●
Series XXVI: denominated and payable in ARS for ARS 1,095 million (equivalent to USD 18.2 million) at a variable rate (private BADLAR + 6.5%) with quarterly payments and principal expiring on January 30, 2021.
●
Series XXVII: denominated in USD and payable in ARS at the applicable exchange rate for USD 5.7 million at a fixed rate of 7.45%, with quarterly payments and principal expiring on July 30, 2021
●
Series XXVIII: denominated and payable in USD for USD 27.5 million at a fixed rate of 9.0%, with quarterly payments and principal expiring on April 30, 2021.

12

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized, excluding barter agreement results and devaluation of Mehadrin shares.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2019	2018
Result for the period	1.673	-8.627
Result from discontinued operations	-16.639	-3.042
Income tax expense	3.090	-3.375
Net financial results	19.325	11.485
Share of profit of associates and joint ventures	1.502	1.230
Depreciation and amortization	7.517	4.923
EBITDA (unaudited)	16.468	2.594
Unrealized loss/gain from fair value of investment properties	-3,623	9,186
Realized gain from fair value of investment properties - Agribusiness	-	1,356
Depreciation of associates and joint ventures	1,621	-
Barter Agreements result	-239	-403
Adjusted EBITDA (unaudited)	14,227	12,733

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2019

Prospects for next quarter

This fiscal year presents challenges in Argentina, the region and the world. The appreciation of international markets with respect to Argentina has become unstable as a result of the country's economic crisis and has influenced development expectations. Globally, we find the existence of trade conflicts between different countries and a slowdown in global growth that also has a negative impact on Latin America. To this is added the situation in the region with some political and economic instability.

Regarding agribusiness, the 2020 Campaign is moving forward with good climatic conditions in the region, finding all the crops planted and expecting a good level of production, average yields and controlled costs. In relation to commodity prices, the market is expectant after the trade agreement reached between the US and China, hoping it will materialize in new businesses that will define the direction of the market. On the other hand, the appearance in China of an infectious focus caused by the Coronavirus virus could impact the demand of that country generating volatility in the markets.

Regarding livestock activity, prices were positively boosted in the second quarter of the year due to the growth of meat exports to the Asian giant. We will continue to focus on improving productivity and controlling costs, working efficiently to achieve the highest possible operating margins. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil.

Regarding Farmland development, we hope to get the permits to increase the area under development and migrate from livestock to agricultural hectares, whose business is mainly for export, with more technology and greater price predictability. Likewise, as part of our business strategy, we will continue selling the farms that have reached their maximum level of appreciation.

In relation to our urban properties and investment segment, we expect that the businesses from our subsidiary IRSA reflect good results in its two operations centers: Argentina and Israel.

On the national and international framework above mentioned, the Board of Directors of the Company will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, incorporation of shareholders through capital increases through the public offering of shares to attract new capital -as it was approved in the Shareholders’ Meeting that took place on October 30, 2019-, repurchase of shares and instruments similar to those described that are useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management of many years of experience in the sector and a great track record in accessing to the capital market, will have great possibilities to take advantage of the best opportunities that occur in the market.

Alejandro G. Elsztain

CEO

14